Exhibit 99.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

December 31, 2020

by and among

NAVIOS MARITIME PARTNERS L.P.,

NMM MERGER SUB LLC,

NAVIOS MARITIME CONTAINERS L.P.

and

NAVIOS MARITIME CONTAINERS GP LLC

TABLE OF CONTENTS
Page
ARTICLE I.
DEFINITIONS
SECTION 1.1	Definitions	2
SECTION 1.2	Rules of Construction	11
ARTICLE II.
MERGER
SECTION 2.1	Closing of the Merger.	12
SECTION 2.2	Exchange of NMCI Public Units.	14
SECTION 2.3	Plan of Reorganization	17
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF NMCI
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT
ARTICLE V.
ADDITIONAL AGREEMENTS, COVENANTS, RIGHTS AND OBLIGATIONS
ARTICLE VI.
CONDITIONS TO CLOSING
SECTION 6.1	Conditions to Each Party’s Obligations	45
SECTION 6.2	Conditions to the Parent Parties’ Obligations	46
SECTION 6.3	Conditions to NMCI’s Obligations	46
SECTION 6.4	Frustration of Conditions	47
ARTICLE VII.
TERMINATION
ARTICLE VIII.
MISCELLANEOUS

EXHIBIT A Form of Amendment to NMCI Partnership Agreement

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 31, 2020 (the “Execution Date”), is entered into by and among Navios Maritime Partners L.P., a Republic of the Marshall Islands limited partnership (“Parent”), NMM Merger Sub LLC, a Republic of the Marshall Islands limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), Navios Maritime Containers L.P., a Republic of the Marshall Islands limited partnership (“NMCI”), and Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and the general partner of NMCI (“NMCI General Partner”).
WITNESSETH:
WHEREAS, Parent and NMCI desire to combine their businesses on the terms and conditions set forth in this Agreement;
WHEREAS, at a meeting duly called and held, the NMCI Conflicts Committee, by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of NMCI and the Holders of NMCI Public Units, (b) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting the NMCI Special Approval pursuant to Section 7.17(a) of the NMCI Partnership Agreement), (c) resolved to recommend to the NMCI Board the approval of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (such recommendation, the “NMCI Conflicts Committee Recommendation”), and (d) resolved to recommend, and to direct the NMCI Board to recommend, the approval of this Agreement and the Merger, by the Holders of NMCI Common Units;
WHEREAS, at a meeting duly called and held, upon the receipt of the recommendation of the NMCI Conflicts Committee, the NMCI Board, by unanimous vote, (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of NMCI and the Holders of NMCI Public Units, (b) approved this Agreement and the transactions contemplated hereby, including the Merger, and (c) directed that this Agreement be submitted to a vote of the Holders of NMCI Common Units at the NMCI Unitholders Meeting and recommended the approval of this Agreement and the transactions contemplated hereby, including the Merger, by the Holders of NMCI Common Units (such recommendation, the “NMCI Board Recommendation”);
WHEREAS, the NMCI General Partner has consented to this Agreement and the transactions contemplated hereby, including the Merger, in accordance with Section 14.2 of the NMCI Partnership Agreement (the “GP Approval”);
WHEREAS, at a meeting duly called and held, the Board of Directors of Parent, by unanimous vote, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent and its unitholders, and (b) approved and declared advisable this Agreement and the issuance of common units of Parent (“Parent Common Units”) in connection with the Merger (the “Parent Equity Issuance”);

WHEREAS, Parent, as the sole member of Merger Sub, has approved this Agreement and approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement; and
WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and for Parent to be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that is a U.S. person and that holds 5% or more of Parent (within the meaning of Treasury Regulation Section 1.367(a)‑3(b)(1)(i)) immediately following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8(c)) (the “Intended Tax Treatment”).
NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:
ARTICLE I.
DEFINITIONS
SECTION 1.1   Definitions. In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:
“Affiliate” has the meaning set forth in Rule 405 of the rules and regulations under the Securities Act, unless otherwise expressly stated herein; provided, however, that prior to the Closing (i) with respect to the Parent Group Entities, the term “Affiliate” shall exclude each of the NMCI Group Entities, and (ii) with respect to the NMCI Group Entities, the term “Affiliate” shall exclude each of the Parent Group Entities.
“Agreement” has the meaning set forth in the Preamble.
“Amended NMCI Partnership Agreement” has the meaning set forth in Section 2.1(d).
“Book-Entry NMCI Common Units” has the meaning set forth in Section 2.1(c)(ii).
“Business Day” means any day on which commercial banks are generally open for business in New York, New York other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the Laws of the State of New York or the federal Laws of the United States of America.
“Certificate of Merger” has the meaning set forth in Section 2.1(b).
“Closing” has the meaning set forth in Section 2.1(a).
“Closing Date” has the meaning set forth in Section 2.1(a).
“Code” means the Internal Revenue Code of 1986, as amended.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“D&O Insurance” has the meaning set forth in Section 5.9(b).
“Effective Time” has the meaning set forth in Section 2.1(b).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Agent” has the meaning set forth in Section 2.2(a).
“Exchange Fund” has the meaning set forth in Section 2.2(a).
“Exchange Ratio” has the meaning set forth in Section 2.1(c)(i).
“Execution Date” has the meaning set forth in the Preamble.
“GAAP” has the meaning set forth in Section 1.2.
“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation or formation, bylaws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, operating agreement, unanimous equityholder agreement or declaration or other similar governing documents of such Person.
“Governmental Entity” means any federal, state, tribal, provincial, municipal, foreign or other government, governmental court, department, commission, board, bureau, regulatory or administrative agency or instrumentality.
“Holders” means, when used with reference to the Parent Common Units or the NMCI Common Units, the holders of such units shown from time to time in the registers maintained by or on behalf of Parent or NMCI, respectively.
“Intended Tax Treatment” has the meaning set forth in the Preamble.
“Latest NMCI Quarter 6-K” has the meaning set forth in Section 3.6(a).
“Latest Parent Quarter 6-K” has the meaning set forth in Section 4.6(a).
“Laws” means all statutes, regulations, codes, tariffs, ordinances, decisions, administrative interpretations, writs, injunctions, stipulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the NYSE and the NASDAQ).
“Letter of Transmittal” has the meaning set forth in Section 2.2(b).

“Liens” means any mortgage, restriction (including restrictions on transfer), deed of trust, lien, security interest, preemptive right, option, right of first offer or refusal, lease or sublease, claim, pledge, conditional sales contract, charge, encroachment or encumbrance.
 “Marshall Islands Limited Liability Company Act” means the Limited Liability Company Act of the Associations Law of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.
“Marshall Islands Limited Partnership Act” means the Limited Partnership Act of the Associations Law of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.
“Merger” means the merger of Merger Sub with and into NMCI, with NMCI as the sole surviving entity.
“Merger Consideration” has the meaning set forth in Section 2.1(c)(i).
“Merger Sub” has the meaning set forth in the Preamble.
“Merger Tax Opinion” has the meaning set forth in Section 5.8.
“NASDAQ” means the Nasdaq Global Select Market.
“Newco” has the meaning set forth in Section 5.8(b).
“NMCI” has the meaning set forth in the Preamble.
“NMCI 20-F” has the meaning set forth in Section 3.6(a).
“NMCI Adverse Recommendation Change” has the meaning set forth in Section 5.3(a).
“NMCI Alternative Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of NMCI and its Subsidiaries (including securities of Subsidiaries) equal to 25% or more of NMCI’s consolidated assets or to which 25% or more of NMCI’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 of the Exchange Act) of 25% or more of the outstanding equity securities of NMCI, (iii) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 25% or more of the outstanding equity securities of NMCI or (iv) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction (whether in a single transaction or a series of related transactions) involving NMCI which is structured to permit such Person or group to acquire beneficial ownership of 25% or more of the Partnership’s consolidated assets or outstanding equity interests; in each case, other than the transactions contemplated by this Agreement.

“NMCI Board” means the Board of Directors of NMCI.
“NMCI Board Recommendation” has the meaning set forth in the Preamble.
“NMCI Certificate” has the meaning set forth in Section 2.1(c)(ii).
“NMCI Changed Circumstance” means a material event, circumstance, effect, condition, change or development, in each case that arises or occurs after the date of this Agreement and was not, prior to the date of this Agreement, known to or reasonably foreseeable by the NMCI Conflicts Committee and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by (or to be refrained from being taken by) NMCI pursuant to this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an NMCI Changed Circumstance: (i) any event, fact, development or occurrence that involves or relates to an NMCI Alternative Proposal or any inquiry or communications or matters relating thereto, (ii) any change in the price, or change in trading volume, of the NMCI Common Units or the fact that NMCI meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the exception in this clause (iii) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an NMCI Changed Circumstance has occurred), or (iv) any change in the price, or change in trading volume, of the Parent Common Units.
“NMCI Common Units” means the “Common Units,” as defined in the NMCI Partnership Agreement.
“NMCI Conflicts Committee” means the Conflicts Committee (as defined in the NMCI Partnership Agreement) of the NMCI Board.
“NMCI Conflicts Committee Recommendation” has the meaning set forth in the Preamble.
“NMCI D&O Indemnified Parties” means (a) any Person (together with such Person’s heirs, executors and administrators) who is or was, or at any time prior to the Effective Time becomes, an officer or director of any NMCI Group Entity and (b) any Person (together with such Person’s heirs, executors and administrators) who is or was serving, or at any time prior to the Effective Time serves, at the request of any NMCI Group Entity as an officer, director, member, partner, agent, fiduciary or trustee of another Person; provided that a Person shall not be an NMCI D&O Indemnified Party by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.
“NMCI Expenses” means an amount in cash equal to the reasonably documented out‑of‑pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by the NMCI Group Entities or NMCI General Partner in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $1,000,000.
“NMCI Fairness Opinion” has the meaning set forth in Section 3.16.
“NMCI Financial Statements” has the meaning set forth in Section 3.6(a).

“NMCI General Partner Unit” means the “General Partner Unit,” as defined in the NMCI Partnership Agreement.
“NMCI General Partner” has the meaning set forth in the Preamble.
“NMCI Group Entities” means NMCI and the NMCI Subsidiaries.
“NMCI Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the NMCI Group Entities, taken as a whole; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been an NMCI Material Adverse Effect: (a) changes, effects, events or occurrences affecting the markets or geographic locations in which the NMCI Group Entities operate, (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debit, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, including any event, fact, condition or circumstance resulting from COVID-19 or the worsening thereof, (d) the announcement or pendency of this Agreement or the transactions contemplated hereby, (e) changes in any Laws applicable to NMCI or any of the NMCI Subsidiaries or in accounting regulations or principles or the interpretation thereof that materially affects this Agreement or the transactions contemplated hereby, (f) NMCI taking any action required or contemplated by this Agreement, (g) any change in the market price or trading volume of the limited partner interests or other equity securities of NMCI (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of NMCI Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, an NMCI Material Adverse Effect) (h) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids and other similar commodities, or (i) any failure of NMCI to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of NMCI Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, an NMCI Material Adverse Effect); provided that, in the case of clauses (a), (b), (c), (e) and (h) the adverse impact on the NMCI Group Entities, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of NMCI to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.
“NMCI Material Contract” has the meaning set forth in Section 3.11(a).
“NMCI Partnership Agreement” means the Agreement of Limited Partnership of NMCI, dated as of November 30, 2018, as amended, supplemented or restated from time to time.

“NMCI Partnership Interest” means “Partnership Interest,” as defined in the NMCI Partnership Agreement.
“NMCI Proxy Statement” has the meaning set forth in Section 5.1(a).
“NMCI Public Units” means the NMCI Common Units other than the NMCI Common Units held directly or indirectly by the Parent Group Entities or by the NMCI Group Entities.
“NMCI Recommendation Change Notice” has the meaning set forth in Section 5.3(d)(ii)(A).
“NMCI Recommendation Change Notice Period” has the meaning set forth in Section 5.3(d)(ii)(B).
“NMCI SEC Reports” has the meaning set forth in Section 3.5(a).
“NMCI Special Approval” means “Special Approval,” as defined in the NMCI Partnership Agreement.
“NMCI Subsidiaries” means the entities that are partially or wholly owned, directly or indirectly, by NMCI.
“NMCI Superior Proposal” means a bona fide unsolicited written NMCI Alternative Proposal (except that references to “25%” within the definition of “NMCI Alternative Proposal” shall be replaced by “50%”), obtained after the date of this Agreement and not in breach of Section 5.3 (other than an immaterial breach), which is on terms and conditions which the NMCI Conflicts Committee determines in good faith to be (i) reasonably capable of being consummated in accordance with its terms, taking into account legal, regulatory, financial, financing and timing aspects of the proposal, and (ii) if consummated, more favorable to the Holders of NMCI Common Units (in their capacity as Holders of NMCI Common Units) from a financial point of view than the transactions contemplated hereby, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing.
“NMCI Superior Proposal Notice” has the meaning set forth in Section 5.3(d)(i)(C).
“NMCI Superior Proposal Notice Period” has the meaning set forth in Section 5.3(d)(i)(D).
“NMCI Termination Fee” has the meaning set forth in Section 7.5(a).
“NMCI Unitholders Approval” has the meaning set forth in Section 3.3(c).
“NMCI Unitholders Meeting” has the meaning set forth in Section 5.1(c).
“Notice” has the meaning set forth in Section 8.1.
“NYSE” means the New York Stock Exchange.
“Orders” has the meaning set forth in Section 3.7(a).

“Outside Date” has the meaning set forth in Section 7.2(a).
“Parent” has the meaning set forth in the Preamble.
“Parent 20-F” has the meaning set forth in Section 4.6(a).
“Parent Board” means the Board of Directors of Parent.
“Parent Common Units” has the meaning set forth in the Recitals.
“Parent Equity Issuance” has the meaning set forth in the Recitals.
“Parent Expenses” means an amount in cash equal to the reasonably documented out‑of‑pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by any Parent Group Entities or the general partner of Parent in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $1,000,000.
“Parent Financial Statements” has the meaning set forth in Section 4.6(a).
“Parent Group Entities” means the Parent and the Parent Subsidiaries.
“Parent Common Units” has the meaning set forth in the Recitals.
“Parent Incentive Distribution Rights” means the “Incentive Distribution Rights,” as defined in the Parent Partnership Agreement.
“Parent Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the Parent Group Entities, taken as a whole (including the ownership of the NMCI Group Entities); provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a Parent Material Adverse Effect: (a) changes, effects, events or occurrences affecting the markets or geographic locations in which the Parent Group Entities operate, (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, including any event, fact, condition or circumstance resulting from COVID-19 or the worsening thereof, (d) the announcement or pendency of this Agreement or the transactions contemplated hereby, (e) changes in any Laws applicable to Parent or any of the Parent Subsidiaries or in accounting regulations or principles or the interpretation thereof that materially affects this Agreement or the transactions contemplated hereby, (f) the Parent Parties taking any action required or contemplated by this Agreement, (g) changes, effects, events or occurrences at any NMCI Group Entity, (h) any change in the market price or trading volume of the Parent Common Units or other equity securities of Parent (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining, whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect) (i) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids and other similar commodities, or (j) any failure of Parent to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of NMCI Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect); provided that, in the case of clauses (a), (b), (c), (e) and (i) the adverse impact on the Parent Group Entities, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of any of the Parent Parties to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Parent Material Contract” has the meaning set forth in Section 4.11(a).
“Parent Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of Parent, dated as of March 19, 2018, as amended, supplemented or restated from time to time.
“Parent Parties” means Parent and Merger Sub.
“Parent SEC Reports” has the meaning set forth in Section 4.5(a).
“Parent Subsidiaries” means the entities that are partially or wholly owned, directly or indirectly, by Parent, excluding any NMCI Group Entity.
“Parent Tax Counsel” has the meaning set forth in Section 5.8.
“Permits” has the meaning set forth in Section 3.10(a).
“Permitted Indebtedness” means, (i) in the case of Parent, (a) Refinancing Indebtedness, (b) additional indebtedness with a principal amount of up to 20% of the aggregate principal amount of the existing indebtedness of the Parent Group Entities in effect as of the date hereof and (c) any intercompany indebtedness between the Parent Group Entities, and (ii) in the case of NMCI, any intercompany indebtedness between the NMCI Group Entities.
“Permitted Lien” means all: (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of the Parent Group Entities or NMCI Group Entities, as applicable, subject thereto; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) title defects or Liens (other than those constituting Liens for the payment of indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Parent Group Entities or NMCI Group Entities, as applicable, taken as a whole; (iv) Liens for Taxes that are not due and payable or that may thereafter be paid without penalty, or the validity or amount of which is being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP; and (v) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of the Parent Group Entities or NMCI Group Entities, as applicable.

“Person” means an individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization or other entity or Governmental Entity.
“Proceedings” has the meaning set forth in Section 3.7(a).
“Proposed Transaction” has the meaning set forth in Section 5.1(f).
“Refinancing Indebtedness” means any indebtedness of any Parent Group Entity issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, or refund, other indebtedness of any Parent Group Entity outstanding as of the date hereof; provided that the principal amount (or accreted value, if applicable) of such indebtedness does not exceed the principal amount (or accreted value, if applicable) of the indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith).
“Registration Statement” has the meaning set forth in Section 3.17.
“Representatives” shall mean, with respect to any Person, such Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives.
“Rights” shall mean, with respect to any Person, subscriptions, options, restricted units, equity appreciation rights, profits interests or other equity-based interests, warrants, calls, convertible or exchangeable securities, rights, preemptive rights, preferential purchase rights, rights of first refusal or any similar rights, commitments or agreements of any character providing for the issuance of any partnership interests, voting securities or equity interests of such Person, including any representing the right to purchase or otherwise receive any of the foregoing or any securities convertible into or exchangeable or exercisable for such partnership interests, voting securities or equity interests.
“Sarbanes-Oxley Act” has the meaning set forth in Section 3.5(a).
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Subsidiaries” means, when used with reference to Parent or NMCI, the Parent Subsidiaries or the NMCI Subsidiaries, respectively.

“Surrender” means, when used with reference to an NMCI Public Unit, the proper delivery of an NMCI Certificate (or lost certificate affidavit as contemplated by Section 2.2(b)) or the proper completion, with respect to a Book-Entry NMCI Common Unit, of all procedures necessary, in either case, to effect the transfer of such NMCI Public Unit in accordance with the terms of the Letter of Transmittal and such other procedures as may be reasonably established by the Exchange Agent.
“Surviving Entity” has the meaning set forth in Section 2.1(b).
“Tax Return” means all reports, estimates, declarations of estimated Tax, claims for refund, information statements, forms and returns relating to, or required to be filed in connection with, any Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to, or required to be supplied to, a Governmental Entity.
“Tax” or “Taxes” means (i) all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), gross receipts taxes, net proceeds taxes, alternative or add-on minimum taxes, sales taxes, use taxes, real property gains or transfer taxes, ad valorem taxes, property taxes, value-added taxes, franchise taxes, production taxes, severance taxes, windfall profit taxes, withholding taxes, payroll taxes, employment taxes, excise taxes and other obligations of the same or similar nature to any of the foregoing and (ii) any liability in respect of any items described in clause (i) payable by reason of contract, assumption, transferee or successor liability, operation of law, Treasury Regulations Section 1.1502-6 (or any similar provision of law) or otherwise.
SECTION 1.2   Rules of Construction. The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement,” “hereof,” “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless otherwise specifically indicated or the context otherwise requires, (a) all references to “dollars” or “$” mean United States dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, (c) “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” and (d) all words used as accounting terms shall have the meanings assigned to them under United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”). In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day. Reference to any party hereto is also a reference to such party’s permitted successors and assigns. The Exhibits attached to this Agreement are hereby incorporated by reference into this Agreement and form part hereof. Unless otherwise indicated, all references to an “Exhibit” followed by a number or a letter refer to the specified Exhibit to this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, it is the intention of the parties hereto that this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any of the provisions of this Agreement. Further, prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement shall not be used as an aid of construction or otherwise constitute evidence of the intent of the parties; and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.

ARTICLE II.
MERGER
SECTION 2.1   Closing of the Merger.
(a) Closing Date. Subject to the satisfaction or waiver of the conditions (other than those conditions that are not legally permitted to be waived) to closing set forth in Article VI, the closing (the “Closing”) of the Merger and the transactions contemplated by this Section 2.1 shall be held at the principal executive offices of Parent, located at 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC 98000 Monaco, on the third Business Day following the satisfaction or waiver (other than those conditions that are not legally permitted to be waived) of all of the conditions set forth in Article VI (other than conditions that would normally be satisfied on the Closing Date, but subject to satisfaction or waiver (other than those conditions that are not legally permitted to be waived) of those conditions) commencing at 9:00 a.m., local time, or such other place, date and time as may be mutually agreed upon in writing by Parent and NMCI. The “Closing Date,” as referred to herein, shall mean the date on which the Closing actually occurs.
(b) Effective Time. On the Closing Date, concurrently with or as soon as practicable following the Closing, Parent and NMCI shall cause a certificate of merger effecting the Merger (the “Certificate of Merger”) to be filed with the Office of the Registrar of Corporations of the Republic of the Marshall Islands, duly executed in accordance with the relevant provisions of the Marshall Islands Limited Liability Company Act and the Marshall Islands Limited Partnership Act (the date and time of such filing (or, if agreed by the parties hereto, such later time and date as may be expressed therein as the effective date and time of the Merger) being the “Effective Time”). Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall merge with and into NMCI, the separate existence of Merger Sub shall cease, and NMCI shall continue as the surviving limited partnership in the Merger (the “Surviving Entity”).
(c) Effect of the Merger on Equity Securities. Subject in each case to Sections 2.1(d) and 2.1(e), at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, NMCI, NMCI General Partner, any Holder of NMCI Common Units, any Holder of Parent Common Units, or any other Person:
(i) Conversion of NMCI Public Units. Each of the NMCI Public Units outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.39 of a validly issued Parent Common Unit (the “Merger Consideration”, and such ratio, the “Exchange Ratio”).

(ii) Each NMCI Public Unit, upon being converted into the right to receive the Merger Consideration pursuant to this Section 2.1(c), shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each Holder of such NMCI Public Unit immediately prior to the Effective Time shall thereafter cease to be a limited partner of NMCI or have any rights with respect to such NMCI Public Unit, except the right to receive the Merger Consideration and any dividends or distributions to which former Holders of NMCI Public Units become entitled all in accordance with this Article II upon the Surrender of (A) a certificate that immediately prior to the Effective Time represented NMCI Public Units (a “NMCI Certificate”) or (B) uncertificated NMCI Public Units represented by book-entry (“Book-Entry NMCI Common Units”), together with such properly completed and duly executed Letter of Transmittal and such other documents in accordance with Section 2.2.
(iii) Treatment of NMCI-Owned Units, NMCI General Partner Unit and Parent-Owned Partnership Interests. Any NMCI Common Units that are owned immediately prior to the Effective Time by any NMCI Group Entity shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled NMCI Common Units. The NMCI General Partner Unit shall remain outstanding as a non-economic general partner interest in the Surviving Entity pursuant to the terms of the Amended NMCI Partnership Agreement and shall be automatically transferred to Parent (or a subsidiary of Parent designated by Parent) as a result of the Merger, with consideration of one Parent Common Unit being delivered by Parent to the NMCI General Partner in exchange for such transfer. The NMCI Common Units that are not NMCI Public Units and are not canceled pursuant to the first sentence of this clause (iii) shall, in each case, remain outstanding as partnership interests in the Surviving Entity, unaffected by the Merger.
(iv) Equity of Merger Sub. The limited liability company interest in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into an aggregate number of Common Units (as defined in the Amended NMCI Partnership Agreement) of the Surviving Entity equal to the number of NMCI Public Units that are converted into the right to receive the Merger Consideration pursuant to Section 2.1(c)(i). At the Effective Time, the books and records of NMCI shall be revised to reflect the cancellation and retirement of all NMCI Public Units and the conversion of the limited liability company interest in Merger Sub into Common Units (as defined in the Amended NMCI Partnership Agreement) of the Surviving Entity, and the existence of NMCI (as the Surviving Entity) shall continue without dissolution.
(d) Other Effects of the Merger. The Merger shall be conducted in accordance with and shall have the effects set forth in this Agreement and the applicable provisions of Marshall Islands Limited Liability Company Act and the Marshall Islands Limited Partnership Act. From and after the Effective Time, the certificate of limited partnership of NMCI shall remain unchanged and shall continue as the certificate of limited partnership of the Surviving Entity until duly amended in accordance with applicable Law and the terms of the NMCI Partnership Agreement. At the Effective Time, by virtue of the Merger, the NMCI Partnership Agreement shall be automatically amended as set forth in Exhibit A (the NMCI Partnership Agreement as so amended, the “Amended NMCI Partnership Agreement”), and from and after the Effective Time, as so amended, shall be the agreement of limited partnership of the Surviving Entity until duly further amended in accordance with applicable Law and the terms of the Amended NMCI Partnership Agreement.

(e) No Fractional Units. Notwithstanding any other provision of this Agreement, (i) no certificates or scrip representing fractional Parent Common Units shall be issued in the Merger, (ii) each Holder of NMCI Public Units exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional Parent Common Unit (after taking into account all NMCI Public Units held by such Holder immediately prior to the Effective Time) of 0.5 or above shall receive from Parent, in lieu of such fractional unit, a full Parent Common Unit, and (iii) any Holder of NMCI Public Units exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional Parent Common Unit (after taking into account all NMCI Public Units held by such Holder immediately prior to the Effective Time) of less than 0.5 shall receive no consideration for such fractional unit, which shall be forfeited.
(f) Certain Adjustments. If between the Execution Date and the Effective Time, whether or not permitted pursuant to the terms of this Agreement, the number of outstanding NMCI Common Units or Parent Common Units shall be changed into a different number of units, shares or other securities (including any different class or series of securities) by reason of any dividend or distribution payable in partnership interests, equity interests or Rights, subdivision, reclassification, split, split-up, combination, merger, consolidation, or other similar transaction, or any such transaction shall be authorized, declared or agreed upon with a record date at or prior to the Effective Time, then the Merger Consideration and any other similarly dependent items shall be appropriately adjusted to reflect fully the effect of such transaction and to provide to Parent, NMCI, Merger Sub and the Holders of NMCI Public Units the same economic effect as contemplated by this Agreement prior to such event, and thereafter, all references in this Agreement to the Merger Consideration, and any other similarly dependent items shall be references to the Merger Consideration and any other similarly dependent items, as so adjusted; provided, however, that nothing in this Section 2.1(f) shall be deemed to permit or authorize any party hereto to effect any such dividend or distribution payable in partnership interests, equity interests or Rights, subdivision, reclassification, split, split up, combination, merger, consolidation or other similar transaction, or the authorization, declaration or agreement to do such transaction that is not otherwise authorized or permitted to be undertaken pursuant to this Agreement.
SECTION 2.2   Exchange of NMCI Public Units.
(a) Exchange Agent. Prior to the mailing of the NMCI Proxy Statement, Parent shall appoint a bank, trust company or similar Person to act as exchange agent (the “Exchange Agent”) and establish an exchange fund (the “Exchange Fund”) for the payment of the Merger Consideration and any dividends or distributions payable pursuant to Section 2.2(c). At or prior to the Closing, Parent shall (i) reserve with the Exchange Agent the Parent Common Units to be issued pursuant to Section 2.1(c)(i), and (ii) authorize the Exchange Agent to exchange Parent Common Units in accordance with this Section 2.2. Parent shall deposit with the Exchange Agent any additional cash as and when necessary to pay any dividends or distributions payable pursuant to Section 2.2(c) and 2.2(d) and other amounts required to be paid under this Agreement. Parent shall pay all costs and fees of the Exchange Agent and all expenses associated with the exchange process. Any Parent Common Units, and any other funds deposited with the Exchange Agent, shall be returned to Parent after the earlier to occur of (x) payment in full of all amounts due to the Holders of NMCI Public Units and (y) the expiration of the period specified in Section 2.2(e).

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall, or shall cause the Exchange Agent to, mail to each Holder of NMCI Public Units as of the Effective Time whose NMCI Public Units were converted into the right to receive the Merger Consideration a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the NMCI Certificates shall pass, only upon proper delivery of the NMCI Certificates (or lost certificate affidavit as contemplated by this Section 2.2(b)) to the Exchange Agent or, in the case of Book-Entry NMCI Common Units, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in such customary form and have such other provisions as Parent and NMCI may reasonably agree prior to the Effective Time) and instructions for effecting the Surrender of such NMCI Certificates (or lost certificate affidavit as contemplated by this Section 2.2(b)) or Book-Entry NMCI Common Units in exchange for, as applicable, whole Parent Common Units and any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d). Subject to Section 2.2(c), upon Surrender to the Exchange Agent of such NMCI Certificates (or lost certificate affidavit as contemplated by this Section 2.2(b)) or Book-Entry NMCI Common Units, together with such properly completed and duly executed Letter of Transmittal and such other documents as may reasonably be required by the Exchange Agent, the Holder of an NMCI Certificate (or lost certificate affidavit as contemplated by this Section 2.2(b)) or Book-Entry NMCI Common Units shall be entitled to receive in exchange therefor, as applicable, (i) that number and type of whole Parent Common Units (which shall be in uncertificated book-entry form unless a physical certificate is requested) to which such Holder is entitled pursuant to Sections 2.1(c)(i) and 2.1(e), and (ii) any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d) to which such Holder is entitled. The instructions for effecting the Surrender of NMCI Certificates shall set forth procedures that must be taken by the Holder of any NMCI Certificate that has been lost, destroyed or stolen; it shall be a condition to the right of such Holder to receive the Merger Consideration and any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d) that the Exchange Agent shall have received, along with the Letter of Transmittal, a duly executed lost certificate affidavit, including an agreement to indemnify Parent, signed exactly as the name or names of the registered Holder or Holders of NMCI Public Units appeared on the books of NMCI immediately prior to the Effective Time, together with a customary bond and such other documents, in each case, as Parent may reasonably require in connection therewith. After the Effective Time, there shall be no further transfer on the records of NMCI or its transfer agent of NMCI Certificates or Book-Entry NMCI Common Units (provided, however, that the foregoing shall not restrict the transfer of any NMCI Partnership Interest other than the NMCI Public Units after the Effective Time); and if such NMCI Certificates or Book-Entry NMCI Common Units are presented to NMCI or its transfer agent for transfer, they shall be canceled against delivery of the Merger Consideration and any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d) as hereinabove provided. Until Surrendered as contemplated by this Section 2.2(b), each NMCI Certificate or Book‑Entry NMCI Common Unit shall be deemed at any time after the Effective Time to represent only the right to receive upon such Surrender the Merger Consideration. No interest will be paid or will accrue on any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d).
(c) Dividends and Distributions with Respect to Unexchanged NMCI Public Units. No dividends or other distributions with respect to Parent Common Units issued in the Merger with a record date after the Effective Time shall be paid to the Holder of any NMCI Certificate or Book-Entry NMCI Common Units not Surrendered with respect to such Parent Common Units issuable in respect thereof until the Surrender of such NMCI Certificate or Book-Entry NMCI Common Units in accordance with this Section 2.2. Subject to the effect of applicable Law, Parent shall pay, or cause the Exchange Agent to pay, to the Holder of each NMCI Certificate or Book-Entry NMCI Common Units, without interest, (i) at the time of Surrender of such NMCI Certificate or Book-Entry NMCI Common Units, the amount of dividends or other distributions previously paid with respect to the whole Parent Common Units issuable with respect to such NMCI Certificate or Book-Entry NMCI Common Units that have a record date after the Effective Time and a payment date on or prior to the time of Surrender and (ii) at the appropriate payment date, the amount of dividends and distributions payable with respect to such whole Parent Common Units with a record date after the Effective Time and prior to such Surrender and a payment date subsequent to such Surrender.

(d) No Further Ownership Rights in NMCI Public Units. All Merger Consideration issued upon the Surrender for exchange of NMCI Certificates or Book-Entry NMCI Common Units in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the NMCI Public Units theretofore represented by such NMCI Certificates or Book-Entry NMCI Common Units, subject, however, to Parent’s obligation, notwithstanding the conversion of NMCI Public Units pursuant to this Agreement, with respect to NMCI Public Units outstanding immediately prior to the Effective Time, to pay (or cause NMCI to pay) to the Holder of NMCI Public Units as of the applicable record date any distributions with a record date at or prior to the Effective Time that may have been declared or made by NMCI or the NMCI General Partner with respect to such NMCI Common Units in accordance with the terms of the NMCI Partnership Agreement on or prior to the Effective Time and that remain unpaid at the Effective Time.
(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the Holders of the NMCI Certificates or Book-Entry NMCI Common Units for six (6) months after the Closing Date shall be delivered to Parent, upon demand, and any Holders of the NMCI Certificates or Book-Entry NMCI Common Units who have not theretofore complied with this Section 2.2 shall thereafter look only to Parent and only as general creditors thereof for payment of their claim for the Merger Consideration and any dividends and distributions with respect to NMCI Common Units or Parent Common Units to which such holders may be entitled.
(f) No Liability. To the extent permitted by applicable Law, none of Parent, Merger Sub, NMCI, NMCI General Partner or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration or distribution properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any NMCI Certificates or Book-Entry NMCI Common Units shall not have been Surrendered immediately prior to such date on which any Merger Consideration, or any dividends or distributions with respect to the NMCI Common Units or Parent Common Units in respect of such NMCI Certificate or Book-Entry NMCI Common Units would escheat to or become the property of any Governmental Entity, any such units, cash or distributions in respect of such NMCI Certificates or Book-Entry NMCI Common Units shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
(g) Withholding Rights. Parent, Merger Sub, NMCI, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, without duplication, such amounts, which may include Parent Common Units, as Parent, Merger Sub, NMCI, the Surviving Entity or the Exchange Agent reasonably deem to be required to deduct and withhold with respect to the making of payments under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding or payment was made.

(h) No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.
SECTION 2.3   Plan of Reorganization. For purposes of the Intended Tax Treatment, this Agreement constitutes, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF NMCI
Except as disclosed in the NMCI SEC Reports (excluding any disclosures set forth in such NMCI SEC Report under the heading “Risk Factors” or in any section related to forward-looking statements (other than any factual information contained within such headings, disclosures or statements)) filed or publicly furnished on or after January 1, 2019 and prior to the Execution Date (without giving effect to any NMCI SEC Report or any amendment to any NMCI SEC Report in each case filed or publicly furnished on or after the Execution Date), NMCI hereby represents and warrants to Parent that:
SECTION 3.1   Organization and Existence.
(a) NMCI is a limited partnership duly formed, validly existing and in good standing under the Laws of the Republic of the Marshall Islands and has all requisite limited partnership power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.
(b) Each of the NMCI Subsidiaries is an entity duly organized or formed, as applicable, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its respective jurisdiction of organization or formation and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.
(c) Each of the NMCI Group Entities is duly licensed or qualified to do business and is in good standing in the states in which the character of the properties and assets owned or held by it or the nature of the business conducted by it requires it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have an NMCI Material Adverse Effect.
SECTION 3.2   Authority and Approval. NMCI has all requisite limited partnership power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all of the terms and conditions hereof to be performed by it, except that the consummation of the Merger is subject to receipt of the NMCI Unitholders Approval. The execution and delivery of this Agreement by NMCI, the consummation of the transactions contemplated hereby and the performance of all of the terms and conditions hereof to be performed by NMCI have been duly authorized and approved by all requisite partnership action on the part of NMCI, except that the consummation of the Merger is subject to receipt of the NMCI Unitholders Approval. At a meeting duly called and held, the NMCI Conflicts Committee, by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of NMCI and the Holders of NMCI Public Units, (b) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting the NMCI Special Approval), (c) resolved to make the NMCI Conflicts Committee Recommendation and (d) resolved to recommend, and to direct the NMCI Board to recommend, the approval of this Agreement and the Merger, by the Holders of NMCI Public Units. At a meeting duly called and held and upon the receipt of the recommendation of the NMCI Conflicts Committee, the NMCI Board, by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of NMCI and the Holders of NMCI Public Units, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) directed that this Agreement be submitted to a vote of Holders of NMCI Common Units and made the NMCI Board Recommendation. This Agreement has been duly executed and delivered by NMCI and constitutes the valid and legally binding obligation of NMCI, enforceable against NMCI in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding at law or in equity).

SECTION 3.3   No Conflict; Consents; Voting Requirements.
(a) Subject to the consent, approval, license, permit, order, authorization, filings and notices referred to in Section 3.3(b) and receipt of the GP Approval and the NMCI Unitholders Approval, the execution, delivery and performance of this Agreement by NMCI does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not, (i) contravene, violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Governing Documents of NMCI; (ii) contravene, conflict with or violate any provision of applicable Law; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit, lease, joint venture, obligation or other instrument to which any of the NMCI Group Entities is a party or by which any of the NMCI Group Entities or any of their assets are bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the assets or businesses of any of the NMCI Group Entities under any such indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit lease, joint venture, obligation or other instrument, except in the case of clauses (ii), (iii) and (iv), for those items that would not, individually or in the aggregate, have an NMCI Material Adverse Effect.
(b) No consent, approval, license, permit, order or authorization of, or any filing with or notice to, any Governmental Entity is required to be obtained or made by any of the NMCI Group Entities in connection with the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except (i) as have been waived or obtained or with respect to which the time for asserting such right has expired, (ii) for (A) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act, and any other applicable U.S. state or federal or non-U.S. securities, takeover and “blue sky” Laws, (B) any filings and approvals required under the rules and regulations of the NYSE and the NASDAQ, as applicable, or (C) the filing of the Certificate of Merger with the Office of the Registrar of Corporations of the Republic of the Marshall Islands, or (iii) for those which would not, individually or in the aggregate, have an NMCI Material Adverse Effect (including such consents, approvals, licenses, permits, orders or authorizations that are not customarily obtained prior to the Closing and are reasonably expected to be obtained in the ordinary course of business following the Closing).

(c) The affirmative vote of the Holders of a majority of the Outstanding (as defined in the NMCI Partnership Agreement) NMCI Common Units at the NMCI Unitholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement and the transactions contemplated hereby (the “NMCI Unitholders Approval”) is the only vote or approval of the limited partners of NMCI that is necessary to adopt this Agreement and the transactions contemplated hereby in accordance with the NMCI Partnership Agreement or applicable Law.
SECTION 3.4   Capitalization.
(a) As of the Execution Date, the outstanding capitalization of NMCI consists of the NMCI General Partner Unit and 32,445,577 NMCI Common Units. All of such NMCI Common Units have been duly authorized and validly issued in accordance with the NMCI Partnership Agreement. As of the Execution Date, no NMCI Common Units were subject to outstanding options, unit appreciation rights, restricted units, or equity awards of any kind.  Except as set forth above in this Section 3.4(a), as of the Execution Date there are not any NMCI Common Units, partnership interests, voting securities or equity interests of NMCI issued and outstanding or any Rights with respect to NMCI Common Units, partnership interests, voting securities or equity interests of NMCI issued or granted by, or binding upon, any of the NMCI Group Entities, except as set forth in the NMCI Partnership Agreement as in effect on the Execution Date.  Except as set forth in the NMCI Partnership Agreement as in effect on the Execution Date, there are no outstanding obligations of NMCI or any NMCI Group Entity to repurchase, redeem or otherwise acquire any NMCI Common Units or other partnership interests, voting securities or equity interests or any Rights with respect to NMCI Common Units, partnership interests, voting securities or equity interests of NMCI. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the limited partners of NMCI on any matter.
SECTION 3.5   SEC Documents; Internal Controls.
(a) Since January 1, 2019, all reports, including but not limited to the Annual Reports on Form 20-F and the Reports on Form 6-K (whether filed on a voluntary basis or otherwise), forms, schedules, certifications, prospectuses, registration statements and other documents required to be filed or furnished by NMCI or any NMCI Subsidiary with or to the SEC have been or will be timely filed or furnished (the “NMCI SEC Reports”). Each of the NMCI SEC Reports (i) complied in all material respects with the requirements of applicable Law (including the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”)), and (ii) as of its effective date (in the case of NMCI SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of its filing date did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any NMCI SEC Report that may have been modified by an amendment to such report or a subsequent report filed with the SEC prior to the Execution Date.

(b) NMCI makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case, as required pursuant to Section 13(b)(2) under the Exchange Act. NMCI has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the NASDAQ. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by NMCI in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. NMCI’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to NMCI’s auditors and the audit committee of the NMCI Board (x) all significant deficiencies in the designation or operation of internal controls which could adversely affect NMCI’s ability to record, process, summarize and report financial data and have identified for NMCI’s auditors any material weakness in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in NMCI’s internal controls.
(c) Since January 1, 2019, the principal executive officer and principal financial officer of the NMCI General Partner have made all certifications (without qualification or exceptions to the matters certified, except as to knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of such entities or its officers have received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the Execution Date, and except as disclosed in an NMCI SEC Report filed with the SEC prior to the Execution Date, none of such entities has any knowledge of any material weakness in the design or operation of such internal controls over financial reporting.
SECTION 3.6   Financial Statements; Undisclosed Liabilities.
(a) NMCI’s Annual Report on Form 20-F filed with the SEC on March 18, 2020 (the “NMCI 20-F”) sets forth a true and complete copy of the consolidated audited statements of operations, cash flows and changes in partners’ capital for each of years ended December 31, 2019, December 31, 2018 and  December 31, 2017 (for the period from NMCI’s inception on April 28, 2017 through December 31, 2017) and consolidated audited balance sheets as of December 31, 2019 and as of December 31, 2018 for NMCI, including the notes thereto, and NMCI’s Report on Form 6-K (“Latest NMCI Quarter 6-K”) filed with the SEC on November 12, 2020 sets forth a true and correct copy of the consolidated unaudited statements of operations, cash flows and changes in partners’ capital for the nine month periods ended September 30, 2020 and September 30, 2019 and consolidated unaudited balance sheet as of September 30, 2020 for NMCI, including the notes thereto (the referenced financial statements set forth in the NMCI 20-F and the Latest NMCI Quarter 6-K are collectively referred to as the “NMCI Financial Statements”). The NMCI Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto) and present fairly in all material respects the consolidated financial position of NMCI as of the dates indicated therein and the consolidated results of operations and cash flows of NMCI for the periods indicated therein, except as otherwise noted therein. Except as set forth in the NMCI Financial Statements, there are no off‑balance sheet arrangements that would, individually or in the aggregate, have an NMCI Material Adverse Effect. NMCI has not had any disagreement with its independent public accounting firm that required disclosure in the NMCI SEC Reports.

(b) There are no liabilities or obligations of NMCI or the NMCI Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise) of a type that are required by GAAP to be reflected or reserved against in a consolidated balance sheet of NMCI, other than (i) liabilities or obligations reflected or reserved against in the consolidated balance sheet as of September 30, 2020 included in the NMCI Financial Statements, (ii) current liabilities incurred in the ordinary course of business since September 30, 2020, (iii) liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, and (iv) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not, individually or in the aggregate, have an NMCI Material Adverse Effect.
SECTION 3.7   Litigation; Laws and Regulations. Except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect:
(a) There are no (i) civil, criminal, regulatory or administrative actions, suits, claims, hearings, demands, arbitrations, inquiries, subpoenas, investigations or proceedings (“Proceedings”) pending or, to the knowledge of NMCI, threatened against or affecting the NMCI Group Entities, their assets, or any of the operations of the NMCI Group Entities related thereto or (ii) judgments, orders, decrees or injunctions of any Governmental Entity, whether at law or in equity (“Orders”), against or affecting the NMCI Group Entities, their assets, or any of the operations of the NMCI Group Entities related thereto.
(b) None of the NMCI Group Entities (i) is in violation of or in default under its Governing Documents or (ii) is in violation of any applicable Law, except in the case of each of clause (i) and (ii) for such violations or defaults that would not, individually or in the aggregate, have an NMCI Material Adverse Effect.
(c) Without limiting the generality of Section 3.7(b), none of the NMCI Group Entities or, to the knowledge of NMCI, any Representative of any of the foregoing (in their respective capacities as such), (i) has violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to any NMCI Group Entity; (ii) has, to the knowledge of NMCI, been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the knowledge of NMCI, is being (or has been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, an NMCI Material Adverse Effect.

SECTION 3.8   No Adverse Changes. (a) Since September 30, 2020, there has not been an NMCI Material Adverse Effect; and (b) since September 30, 2020, (i) except for this Agreement and the transactions contemplated hereby, NMCI and its consolidated Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither NMCI nor any of its Subsidiaries has taken any action described in Section 5.2(b) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent, would violate such provisions.
SECTION 3.9   Taxes.
(a) Except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect: (i) all Tax Returns required to be filed by or with respect to NMCI or any of the NMCI Subsidiaries or their assets have been filed on a timely basis (taking into account all extensions of due dates) and all such Tax Returns are true, complete and accurate; (ii) all Taxes owed by NMCI or any of the NMCI Subsidiaries, which are or have become due, have been timely paid in full; (iii) there are no Liens on any of the assets of NMCI or any of the NMCI Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes that are not due and payable or that may thereafter be paid without penalty; (iv) there is no pending Proceeding for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to NMCI or any of the NMCI Subsidiaries or their assets; (v) NMCI and the NMCI Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party; and (vi) no claim has ever been made in writing by a Governmental Entity of a jurisdiction where NMCI or an NMCI Subsidiary has not filed Tax Returns that NMCI or an NMCI Subsidiary is or may be subject to taxation by that jurisdiction.
(b) Neither NMCI nor any of the NMCI Subsidiaries is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement entered into in the ordinary course of business which does not relate primarily to Taxes).
(c) Neither NMCI nor any of the NMCI Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(d) During the last five (5) years, neither NMCI nor any of the NMCI Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.
(e) Neither NMCI nor any of the NMCI Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business nor (ii) will be required to include any item of income or gain in, nor be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any installment sale or open transaction made on or prior to the Closing Date or prepaid amount received prior to the Closing Date.
(f) Neither NMCI nor any of the NMCI Subsidiaries is a “passive foreign investment company” within the meaning of Section 1297 of the Code.
(g) Neither NMCI nor any of the NMCI Subsidiaries is or has been a resident for Tax purposes of any jurisdiction other than its jurisdiction of organization.
(h) NMCI is currently (and has been since its formation) properly classified as a corporation for U.S. federal income tax purposes.
(i) Neither NMCI nor any of the NMCI Subsidiaries has taken or agreed to take any action, and NMCI is not aware of any fact or circumstance, that would prevent or impede the Intended Tax Treatment.
SECTION 3.10   Licenses; Permits.
(a) The NMCI Group Entities have all licenses, franchises, tariffs, grants, easements, variances, exceptions, permits and authorizations (other than environmental permits) issued or granted by Governmental Entities that are necessary for the conduct of their respective businesses as now being conducted or have obtained valid waivers therefrom (collectively, “Permits”), except where the failure to obtain such Permit would not, individually or in the aggregate, have an NMCI Material Adverse Effect.
(b) All Permits are validly held by the NMCI Group Entities and are in full force and effect, except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect.
(c) The NMCI Group Entities have complied with all terms and conditions of the Permits, except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect. No suspension or cancellation of any Permit is pending or, to the knowledge of NMCI, threatened, except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect.
(d) The Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except, in each case, as would not, individually or in the aggregate, have an NMCI Material Adverse Effect.

(e) No Proceeding is pending or, to the knowledge of NMCI, threatened with respect to any alleged failure by NMCI Group Entities to have any material Permit necessary for the operation of any asset or the conduct of their businesses or to be in compliance therewith.
SECTION 3.11   Contracts.
(a) Except for this Agreement or as filed or publicly furnished with the SEC prior to the Execution Date, none of the NMCI Group Entities is a party to or bound by, as of the Execution Date, any contract or other agreement (whether written or oral) of the type required to be filed as an Exhibit to an Annual Report on Form 20-F filed by NMCI (each contract that is described in this Section 3.11(a) being an “NMCI Material Contract”).
(b) Except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect, with respect to each of the NMCI Group Entities: (i) each NMCI Material Contract to which such entity is a party is legal, valid and binding on and enforceable against such entity, and in full force and effect; (ii) each NMCI Material Contract to which such entity is a party will continue to be legal, valid and binding on and enforceable against such entity, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) such entity that is a party to each NMCI Material Contract is not in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by any such party, or permit termination, modification, or acceleration, under the NMCI Material Contract; and (iv) to the knowledge of NMCI, no other party to any NMCI Material Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by such other party, or permit termination, modification or acceleration under any NMCI Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the NMCI Material Contract.
SECTION 3.12   Insurance.  Except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect, (a) the businesses and assets of the NMCI Group Entities are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the crude oil tanking industry, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid, and (c) no notice of cancellation of, material premium increase of, or indication of an intention not to renew, any such insurance policy has been received by the Parent Parties other than in the ordinary course of business.
SECTION 3.13   Condition of Assets. Except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect, the assets of the NMCI Group Entities have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used.
SECTION 3.14   Investment Company Act.  NMCI is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.
SECTION 3.15   Brokerage Arrangements. Except for NMCI’s obligations to Pareto Securities AS, the fees and expenses of which will be paid by NMCI, none of the NMCI Group Entities has entered (directly or indirectly) into any agreement with any Person that would obligate any of them to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.

SECTION 3.16   Opinion of Financial Advisor. The NMCI Conflicts Committee has received the opinion of Pareto Securities AS, dated as of the Execution Date, to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Exchange Ratio is fair, from a financial point of view, to the Holders of NMCI Public Units (the “NMCI Fairness Opinion”).  NMCI has been authorized by Pareto Securities AS to permit the inclusion of the NMCI Fairness Opinion in the Registration Statement and the NMCI Proxy Statement.
SECTION 3.17   Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of NMCI specifically for inclusion or incorporation by reference in (a) the registration statement on Form F-4 to be filed with the SEC by Parent with respect to the issuance of Parent Common Units in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, and (b) in the NMCI Proxy Statement will, on the date it is first mailed to the Holders of NMCI Common Units, and at the time of the NMCI Unitholders Meeting, in each case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading.  Notwithstanding the foregoing, NMCI makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement and the NMCI Proxy Statement.
SECTION 3.18   Waivers and Disclaimers. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY NMCI IN THIS ARTICLE III, NMCI HAS NOT MADE, DOES NOT MAKE, AND SPECIFICALLY NEGATES AND DISCLAIMS ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF ITS ASSETS, (B) THE INCOME TO BE DERIVED FROM ITS ASSETS, (C) THE SUITABILITY OF ITS ASSETS FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREON, (D) THE COMPLIANCE OF OR BY ITS ASSETS OR ITS OPERATION WITH ANY LAWS, OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ITS ASSETS.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT
Except as disclosed in the Parent SEC Reports (excluding any disclosures set forth in such Parent SEC Report under the heading “Risk Factors” or in any section related to forward-looking statements (other than any factual information contained within such headings, disclosures or statements)) filed or publicly furnished on or after January 1, 2019 and prior to the Execution Date (without giving effect to any Parent SEC Report or any amendment to any Parent SEC Report in each case filed or publicly furnished on or after the Execution Date), Parent hereby represents and warrants to NMCI that:

SECTION 4.1   Organization and Existence.
(a) Each of the Parent Parties is a limited partnership, corporation or limited liability company duly formed, validly existing and in good standing under the Laws of the Republic of the Marshall Islands and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.
(b) Each of the Parent Subsidiaries (other than Merger Sub) is an entity duly organized or formed, as applicable, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its respective jurisdiction of organization or formation and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.
(c) Each of the Parent Group Entities is duly licensed or qualified to do business and is in good standing in the states in which the character of the properties and assets owned or held by it or the nature of the business conducted by it requires it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.
(d) All of the issued and outstanding limited liability company interests of Merger Sub are owned, beneficially and of record, by Parent. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement. Merger Sub has not incurred, directly or indirectly, any obligations or conducted any business other than incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated hereby.
SECTION 4.2   Authority and Approval. Each of the Parent Parties has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all of the terms and conditions hereof to be performed by it. The execution and delivery of this Agreement by each of the Parent Parties, the consummation of the transactions contemplated hereby and the performance of all of the terms and conditions hereof to be performed by the Parent Parties have been duly authorized and approved by all requisite action on the part of each of the Parent Parties. At a meeting duly called and held, the Parent Board (a) determined that this Agreement, and the transactions contemplated hereby, including the Merger and the Parent Equity Issuance, are in the best interests of Parent and its unitholders, and (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Parent Equity Issuance. Parent, in its capacity as sole member of Merger Sub, has approved this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Parent Parties and constitutes the valid and legally binding obligation of each of the Parent Parties, enforceable against each of the Parent Parties in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding at law or in equity).

SECTION 4.3   No Conflict; Consents.
(a) Subject to the consent, approval, license, permit, order, authorization, filings and notices referred to in Section 4.3(b), the execution, delivery and performance of this Agreement by each of the Parent Parties does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not, (i) contravene, violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Governing Documents of any of the Parent Parties; (ii) contravene, conflict with or violate any provision of applicable Law; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit, lease, joint venture, obligation or other instrument to which any of the Parent Group Entities is a party or by which any of the Parent Group Entities or any of their assets are bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the assets or businesses of any of the Parent Group Entities under any such indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit lease, joint venture, obligation or other instrument, except in the case of clauses (ii), (iii) and (iv), for those items that would not, individually or in the aggregate, have a Parent Material Adverse Effect.
(b) No consent, approval, license, permit, order or authorization of, or any filing with or notice to, any Governmental Entity is required to be obtained or made by any of the Parent Group Entities in connection with the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except (i) as have been waived or obtained or with respect to which the time for asserting such right has expired, (ii) for (A) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act, and any other applicable U.S. state or federal or non-U.S. securities, takeover and “blue sky” Laws, (B) any filings and approvals required under the rules and regulations of the NYSE or NASDAQ, as applicable, or (C) the filing of the Certificate of Merger with the Office of the Registrar of Corporations of the Republic of the Marshall Islands, or (iii) for those which would not, individually or in the aggregate, have a Parent Material Adverse Effect (including such consents, approvals, licenses, permits, orders or authorizations that are not customarily obtained prior to the Closing and are reasonably expected to be obtained in the ordinary course of business following the Closing).
SECTION 4.4   Capitalization.
(a) As of the Execution Date, the outstanding capitalization of Parent consists of 237,822 General Partner Units (as defined in the Parent Partnership Agreement) of Parent, 11,345,187 Parent Common Units and Parent Incentive Distribution Rights.  All of such Parent Common Units and the Parent  Incentive Distribution Rights and the limited partnership interest represented thereby, have been duly authorized and validly issued in accordance with the Parent Partnership Agreement.  As of the Execution Date, no Parent Common Units were subject to outstanding options, unit appreciation rights, restricted units, or equity awards of any kind.  Except as set forth above in this Section 4.4(a), as of the Execution Date there are not any Parent Common Units, partnership interests, voting securities or equity interests of Parent issued and outstanding or any Rights with respect to Parent Common Units, partnership interests, voting securities or equity interests of Parent issued or granted by, or binding upon, any of the Parent Group Entities, except as set forth in the Parent Partnership Agreement as in effect on the Execution Date.  Except as set forth in the Parent Partnership Agreement as in effect on the Execution Date, there are no outstanding obligations of Parent or any Parent Group Entity to repurchase, redeem or otherwise acquire any Parent Common Units or other partnership interests, voting securities or equity interests or any Rights with respect to Parent Common Units, partnership interests, voting securities or equity interests of Parent. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the limited partners of Parent on any matter.

(b) The Parent Common Units issued and outstanding as of the date hereof were, and the Parent Common Units to be issued pursuant to the Merger will, upon issuance, be, duly authorized and validly issued.
SECTION 4.5   SEC Documents; Internal Controls.
(a) Since January 1, 2019, all reports, including but not limited to the Annual Reports on Form 20-F, and the Reports on Form 6-K (whether filed on a voluntary basis or otherwise), forms, schedules, certifications, prospectuses, registration statements and other documents required to be filed or furnished by Parent or any Parent Subsidiary with or to the SEC have been or will be timely filed or furnished (the “Parent SEC Reports”). Each of the Parent SEC Reports (i) complied in all material respects with the requirements of applicable Law (including the Exchange Act, the Securities Act and the Sarbanes-Oxley Act), and (ii) as of its effective date (in the case of Parent SEC Reports that are registration statements filed pursuant to the Securities Act) and as of its filing date did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any Parent SEC Report that may have been modified by an amendment to such report or a subsequent report filed with the SEC prior to the Execution Date.
(b) Parent makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case, as required pursuant to Section 13(b)(2) under the Exchange Act. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the NYSE. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Parent Board (x) all significant deficiencies in the designation or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weakness in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

(c) Since January 1, 2019, the principal executive officer and principal financial officer of Parent have made all certifications (without qualification or exceptions to the matters certified, except as to knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of such entities or its officers have received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the Execution Date, and except as disclosed in a Parent SEC Report filed with the SEC prior to the Execution Date, none of such entities has any knowledge of any material weakness in the design or operation of such internal controls over financial reporting.
SECTION 4.6   Financial Statements; Undisclosed Liabilities.
(a) Parent’s Annual Report on Form 20-F filed with the SEC on April 1, 2020 (the “Parent 20-F”) sets forth a true and complete copy of the consolidated audited statements of operations, cash flows and changes in equity for each of years ended December 31, 2019, December 31, 2018 and December 31, 2017 and consolidated audited balance sheets as of December 31, 2019 and as of December 31, 2018 for Parent, including the notes thereto, and Parent’s Report on Form 6-K (“Latest Parent Quarter 6-K”) filed with the SEC on November 18, 2020 sets forth a true and correct copy of the consolidated unaudited statements of operations, cash flows and changes in equity for the nine month periods ended September 30, 2020 and September 30, 2019 and consolidated unaudited balance sheet as of September 30, 2020 for Parent, including the notes thereto (the referenced financial statements set forth in the Parent 20-F and the Latest Parent Quarter 6-K are collectively referred to as the “Parent Financial Statements”). The Parent Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto) and present fairly in all material respects the consolidated financial position of Parent as of dates indicated therein and the consolidated results of operations and cash flows of Parent for the periods indicated therein, except as otherwise noted therein. Except as set forth in the Parent Financial Statements, there are no off‑balance sheet arrangements that would, individually or in the aggregate, have a Parent Material Adverse Effect. Parent has not had any disagreement with its independent public accounting firm that required disclosure in the NMCI SEC Reports.
(b) There are no liabilities or obligations of Parent or the Parent Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise) of a type that are required by GAAP to be reflected or reserved against in a consolidated balance sheet of Parent, other than (i) liabilities or obligations reflected or reserved against in the consolidated balance sheet as of September 30, 2020 included in the Parent Financial Statements, (ii) current liabilities incurred in the ordinary course of business since September 30, 2020, (iii) liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, and (iv) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.7   Litigation; Laws and Regulations. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:
(a) There are no (i) Proceedings pending or, to the knowledge of Parent, against or affecting the Parent Group Entities, their assets, or any of the operations of the Parent Group Entities related thereto or (ii) Orders, against or affecting the Parent Group Entities, their assets, or any of the operations of the Parent Group Entities related thereto.
(b) None of the Parent Group Entities (i) is in violation of or in default under its Governing Documents or (ii) is in violation of any applicable Law, except in the case of each of clause (i) and (ii) for such violations or defaults that would not, individually or in the aggregate, have a Parent Material Adverse Effect.
(c) Without limiting the generality of Section 4.7(b), none of the Parent Group Entities or, to the knowledge of Parent, any Representative of any of the foregoing (in their respective capacities as such), (i) has violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to any Parent Group Entity; (ii) has, to the knowledge of Parent, been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the knowledge of Parent, is being (or has been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.
SECTION 4.8   No Adverse Changes. (a) Since September 30, 2020, there has not been a Parent Material Adverse Effect; and (b) since September 30, 2020, (i) except for this Agreement and the transactions contemplated hereby, Parent and its consolidated Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither Parent nor any of its Subsidiaries has taken any action described in Section 5.2(b) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of NMCI, would violate such provisions.
SECTION 4.9   Taxes.
(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect; (i) all Tax Returns required to be filed by or with respect to Parent or any of the Parent Subsidiaries or their assets have been filed on a timely basis (taking into account all extensions of due dates) and all such Tax Returns are true, complete and accurate; (ii) all Taxes owed by Parent or any of the Parent Subsidiaries, which are or have become due, have been timely paid in full; (iii) there are no Liens on any of the assets of Parent or any of the Parent Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes that are not due and payable or that may thereafter be paid without penalty; (iv) there is no pending Proceeding for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to Parent or any of the Parent Subsidiaries or their assets; (v) Parent and the Parent Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party; and (vi) no claim has ever been made in writing by a Governmental Entity of a jurisdiction where Parent or a Parent Subsidiary has not filed Tax Returns that Parent or a Parent Subsidiary is or may be subject to taxation by that jurisdiction.

(b) Neither Parent nor any of the Parent Subsidiaries is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement entered into in the ordinary course of business which does not relate primarily to Taxes).
(c) Neither Parent nor any of the Parent Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).
(d) During the last five (5) years, neither Parent nor any of the Parent Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.
(e) Neither Parent nor any of the Parent Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business nor (ii) will be required to include any item of income or gain in, nor be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any installment sale or open transaction made on or prior to the Closing Date or prepaid amount received prior to the Closing Date.
(f) Neither Parent nor any of the Parent Subsidiaries is a “passive foreign investment company” within the meaning of Section 1297 of the Code.
(g) Neither Parent nor any of the Parent Subsidiaries is or has been a resident for Tax purposes of any jurisdiction other than its jurisdiction of organization.
(h) Parent is currently (and has been since its formation) properly classified as a corporation for U.S. federal income tax purposes.
(i) Other than in the private placements by NMCI that closed on June 8, 2017, August 29, 2017, November 9, 2017 and March 13, 2018, neither Parent nor any person “related” to Parent (within the meaning of Treasury Regulation Section 1.368-1(e)(4)) has, directly or indirectly, acquired any NMCI Common Units or NMCI General Partner Unit since the formation of NMCI.
(j) Neither Parent nor any of the Parent Subsidiaries has taken or agreed to take any action, and Parent is not aware of any fact or circumstance, that would prevent or impede the Intended Tax Treatment.
SECTION 4.10   Licenses; Permits.
(a) The Parent Group Entities have all Permits that are necessary for the conduct of their respective businesses as now being conducted or have obtained valid waivers therefrom, except where the failure to obtain such Permit would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) All Permits are validly held by the Parent Group Entities and are in full force and effect, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.
(c) The Parent Group Entities have complied with all terms and conditions of the Permits, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect. No suspension or cancellation of any Permit is pending or, to the knowledge of Parent, threatened, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.
(d) The Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect.
(e) No Proceeding is pending or, to the knowledge of Parent, threatened with respect to any alleged failure by Parent Group Entities to have any material Permit necessary for the operation of any asset or the conduct of their businesses or to be in compliance therewith.
SECTION 4.11   Contracts.
(a) Except for this Agreement or as filed or publicly furnished with the SEC prior to the Execution Date, none of the Parent Group Entities is a party to or bound by, as of the Execution Date, any contract or other agreement (whether written or oral) of the type required to be filed as an Exhibit to an Annual Report on Form 20-F filed by Parent (each contract that is described in this Section 4.11(a) being an “Parent Material Contract”).
(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, with respect to each of the Parent Group Entities: (i) each Parent Material Contract to which such entity is a party is legal, valid and binding on and enforceable against such entity, and in full force and effect; (ii) each Parent Material Contract to which such entity is a party will continue to be legal, valid and binding on and enforceable against such entity, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) such entity that is a party to each Parent Material Contract is not in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by any such party, or permit termination, modification, or acceleration, under the Parent Material Contract; and (iv) to the knowledge of Parent, no other party to any Parent Material Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by such other party, or permit termination, modification or acceleration under any Parent Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the Parent Material Contract.

SECTION 4.12   Insurance. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) the businesses and assets of the Parent Group Entities are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the crude oil tanking industry, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid, and (c) no notice of cancellation of, material premium increase of, or indication of an intention not to renew, any such insurance policy has been received by the Parent Parties other than in the ordinary course of business.
SECTION 4.13   Condition of Assets. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, the assets of the Parent Group Entities have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used.
SECTION 4.14   Investment Company Act. Parent is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.
SECTION 4.15   Brokerage Arrangements. Except for Parent’s obligations to S. Goldman Advisors LLC, the fees and expenses of which will be paid by Parent, none of the Parent Group Entities has entered (directly or indirectly) into any agreement with any Person that would obligate any of them to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.
SECTION 4.16   Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, and (b) the NMCI Proxy Statement will, on the date it is first mailed to Holders of NMCI Common Units, and at the time of the NMCI Unitholders Meeting, in each case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.  The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act.  Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of NMCI for inclusion or incorporation by reference in the Registration Statement and the NMCI Proxy Statement.
SECTION 4.17   Waivers and Disclaimers. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY PARENT IN THIS ARTICLE IV, PARENT HAS NOT MADE, DOES NOT MAKE, AND SPECIFICALLY NEGATES AND DISCLAIMS ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF ITS ASSETS, (B) THE INCOME TO BE DERIVED FROM ITS ASSETS, (C) THE SUITABILITY OF ITS ASSETS FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREON, (D) THE COMPLIANCE OF OR BY ITS ASSETS OR ITS OPERATION WITH ANY LAWS, OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ITS ASSETS.

ARTICLE V.
ADDITIONAL AGREEMENTS, COVENANTS, RIGHTS AND OBLIGATIONS
SECTION 5.1   Preparation of Certain Filings; Meeting of Holders of NMCI Common Units; Commitment to Vote.
(a) As promptly as practicable following the Execution Date (i) Parent and NMCI shall jointly prepare the Registration Statement, which shall include a prospectus with respect to the Parent Common Units to be issued in the Parent Equity Issuance and a proxy statement to be provided to the Holders of NMCI Common Units (the “NMCI Proxy Statement”), (ii) Parent shall file the Registration Statement with the SEC, (iii) Parent shall use its reasonable best efforts to cause the Parent Common Units to be issued in the Merger to be approved for listing on the NYSE (subject, if applicable, to notice of issuance) prior to the Effective Time, and (iv) the parties hereto shall make all required filings under applicable state securities and “blue sky” Laws; provided, however, that no such filings shall be required in any jurisdiction where, as a result thereof, Parent would become subject to general service of process or to taxation or qualification to do business as a foreign corporation doing business in such jurisdiction solely as a result of such filing.  No filing of, or amendment or supplement to, the Registration Statement or the NMCI Proxy Statement will be made by Parent without providing NMCI a reasonable opportunity to review and comment thereon. Each of Parent and NMCI agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing thereof and keep the Registration Statement effective until the earlier of the consummation of the transactions contemplated by this Agreement and the termination of this Agreement in accordance with its terms and  NMCI shall promptly thereafter mail the NMCI Proxy Statement to the Holders of NMCI Common Units.  Each of Parent and NMCI agrees to furnish to the other party all information concerning the Parent Group Entities or the NMCI Group Entities, as applicable, and to take such other action as may be reasonably requested in connection with the foregoing.
(b) Each of Parent and NMCI agrees, as to itself and its Subsidiaries, that (i) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the NMCI Proxy Statement and any amendment or supplement thereto will, on the date the NMCI Proxy Statement is first mailed to the Holders of NMCI Common Units, and at the time of the NMCI Unitholders Meeting, in each case, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent and NMCI further agrees that, if it shall become aware prior to the Closing Date of any information that would cause any of the statements in the Registration Statement or the NMCI Proxy Statement to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, it will promptly inform the other party thereof and take the necessary steps to correct such information in an amendment or supplement to the Registration Statement or the NMCI Proxy Statement.

(c) Each of NMCI and Parent shall (i) promptly notify the other of receipt of any comments from the SEC or its staff or any other applicable government official and of any requests by the SEC or its staff or any other applicable government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and other transactions contemplated hereby or for additional information and (ii) promptly supply the other with copies of all correspondence between NMCI or any of its representatives, or Parent or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other applicable government official, on the other hand, with respect thereto.  Parent and NMCI shall use their respective reasonable best efforts to respond to any comments of the SEC or its staff with respect to the Registration Statement as promptly as practicable.
(d) NMCI shall distribute to the Holders of NMCI Common Units the NMCI Proxy Statement as promptly as practicable after the Registration Statement is declared effective under the Securities Act.
(e) NMCI shall, as promptly as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of the Holders of NMCI Common Units (the “NMCI Unitholders Meeting”) for the purpose of obtaining the NMCI Unitholders Approval.  Subject to Section 5.3, NMCI shall, through the NMCI Board and the NMCI Conflicts Committee, recommend to the Holders of NMCI Common Units adoption of this Agreement pursuant to the NMCI Board Recommendation. NMCI shall use its reasonable best efforts to solicit from the Holders of NMCI Common Units proxies in favor of the Merger and to take all other action necessary or advisable to secure the NMCI Unitholders Approval.  The NMCI Proxy Statement shall include a copy of the NMCI Fairness Opinion and (subject to Section 5.3) the NMCI Board Recommendation. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Sections SECTION 7.1, SECTION 7.2, SECTION 7.3 or SECTION 7.4, NMCI shall submit this Agreement for approval by the Holders of NMCI Common Units at such NMCI Unitholders Meeting.  Notwithstanding anything in this Agreement to the contrary, NMCI may, and at the request of Parent shall, postpone or adjourn the NMCI Unitholders Meeting (i) to solicit additional proxies for the purpose of obtaining the NMCI Unitholders Approval, (ii) for the absence of quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that after consultation with outside legal counsel is determined to be necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Holders of NMCI Common Units prior to the NMCI Unitholders Meeting.
(f) At the NMCI Unitholder Meeting, and at every adjournment or postponement thereof, Parent shall, and shall cause each other Parent Group Entity that is a Holder of NMCI Common Units (in their respective capacities as such) to, appear at such meeting or otherwise cause the NMCI Common Units to be held by them to be present thereat for purposes of establishing a quorum and vote such NMCI Common Units, or cause such NMCI Common Units to be voted, (i) in favor of the adoption of this Agreement and the Merger and the other transactions contemplated hereby (collectively, the “Proposed Transaction”) and (ii) against any other matter presented at such meeting or otherwise presented for approval by written consent that would reasonably be expected to (A) result in the breach of any covenant, representation or warranty of NMCI under this Agreement, (B) result in, or contribute to, any of the conditions to the consummation of the Merger under this Agreement not being fulfilled, or (C) impede, frustrate, interfere with, delay, postpone or adversely affect the Proposed Transaction.

SECTION 5.2   Conduct of Parties.
(a) After the date of this Agreement and prior to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as required by applicable Law or as may be reasonably necessary to respond to the COVID-19 or other pandemic, (ii) as otherwise expressly required by this Agreement or (iii) as consented to by Parent (in the case of NMCI) or NMCI (in the case of Parent) in writing (in each case, which written consent will not be unreasonably withheld, delayed or conditioned), each of NMCI and Parent will, and each agrees that it will cause each of the NMCI Group Entities (in the case of NMCI) or each of the Parent Group Entities (in the case of Parent) to (A) conduct its business, in all material respects, in, the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationship with it and retain the services of its present officers and key employees, and (C) use commercially reasonable efforts to keep in full force and effect all material permits all material insurance policies maintained by such party and its Subsidiaries, other than changes to such policies made in the ordinary course of business.
(b) Without limiting the generality of the foregoing, after the date of this Agreement and prior to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (A) as required by applicable Law or as may be reasonably necessary to respond to the COVID-19 or other pandemic (B) as otherwise expressly required by this Agreement or (C) as consented to by Parent (in the case of NMCI) or NMCI (in the case of Parent) in writing (in each case, which written consent will not be unreasonably withheld, delayed or conditioned), each of NMCI and Parent will not, and each agrees that it will cause each of the NMCI Group Entities (in the case of NMCI) or each of the Parent Group Entities (in the case of Parent) not to:
(i) make any material change to the nature of its business and operations;
(ii) make any change to its Governing Documents as in effect on the Execution Date in any manner that would reasonably be expected to (A) prohibit or materially impede or delay the Merger or the consummation of the other transactions contemplated by this Agreement or (B) adversely affect in a material way the rights of holders of its securities or the securities of any other party hereto;
(iii) recommend, propose, announce, adopt or vote to adopt a plan or agreement of complete or partial dissolution or liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization or business combination transaction or agreement, in each case, that would reasonably be expected to (A) prevent or materially impede or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the transactions set forth in this Agreement, or (B) adversely affect in a material way the rights of holders of the securities of any party hereto;

(iv) declare, authorize, set aside or pay any dividend or distribution payable in cash or property in respect of the NMCI Common Units (in the case of NMCI) or in respect of the Parent Common Units (in the case of Parent), other than in the case of Parent, regular quarterly cash dividends or distributions in the ordinary course, consistent with past practice (including with declaration dates, record dates, payment dates and amounts consistent with past practice), in respect of  the Parent Common Units, which shall be no greater than $0.05 per Parent Common Unit;
(v) waive, release, assign, settle or compromise any claims, demands, lawsuits or Proceedings seeking damages or an injunction or other equitable relief where such waivers, releases, assignments, settlements or compromises would, in the aggregate, have a Parent Material Adverse Effect, in the case of Parent, or an NMCI Material Adverse Effect, in the case of NMCI;
(vi) issue, deliver or sell equity securities, or Rights to acquire equity securities, (x) of NMCI, in the case of NMCI or (y) of Parent, in the case of Parent, other than Parent Common Units or rights to acquire Parent Common Units having a fair market value (as reasonably determined by the Parent Board) not to exceed $25 million in the aggregate;
(vii) make any changes in financial accounting methods, principles or practices (or change an annual financial accounting period), except insofar as may be required by a change in GAAP or applicable Law;
(viii) incur any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of any NMCI Group Entity (in the case of NMCI) or any Parent Group Entity (in the case of Parent), in each case, other than the incurrence of any Permitted Indebtedness (including, without limitation, through the issuance or sale of any debt securities or options, warrants, calls or other rights to acquire any debt securities);
(ix) (A) make (other than consistent with past practice), change or revoke any material Tax election, (B) file any amended Tax Return with respect to any material Tax, (C) adopt (other than consistent with past practice) or change any method of Tax accounting or Tax accounting period, or (D) enter into any closing agreement relating to any material Tax; or
(x) agree, authorize or commit to do any of the foregoing.
(c) From the Execution Date until the Closing Date, each of Parent and NMCI shall, and shall cause the NMCI Group Entities (in the case of NMCI) or Parent Group Entities (in the case of Parent) to, promptly notify the other party in writing of (i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions set forth in Article VI not being satisfied at the Effective Time, and (ii) any material breach by the notifying party of any covenant, obligation, or agreement contained in this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.2(c) shall not limit or otherwise affect the remedies available hereunder to the notified party.

SECTION 5.3     No Solicitation; Recommendation of Merger.
(a)  Except as permitted by this Section 5.3, (x) without the prior written consent of Parent, NMCI shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute or could reasonably be expected to lead to an NMCI Alternative Proposal, (ii) grant any waiver or release of any standstill or similar agreement with respect to any units of NMCI or of any of its Subsidiaries, or (iii) enter into any merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an NMCI Alternative Proposal,  (y) without the prior written consent of Parent, the NMCI Board and the NMCI Conflicts Committee shall not withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the NMCI Conflicts Committee Recommendation or the NMCI Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any NMCI Alternative Proposal, (the taking of any action described in clause (x)(iii) or clause (y) being referred to as an “NMCI Adverse Recommendation Change”);
(b) Notwithstanding anything to the contrary contained in Section (a), if at any time following the date of this Agreement and prior to obtaining the NMCI Unitholders Approval, (i) NMCI has received a written NMCI Alternative Proposal that the NMCI Conflicts Committee believes is bona fide, (ii) the NMCI Conflicts Committee, after consultation with its financial advisors and outside legal counsel, determines in good faith that (A) such NMCI Alternative Proposal constitutes or could reasonably be expected to lead to or result in an NMCI Superior Proposal and (B) failure to take such action would be inconsistent with its duties under applicable Law, as modified by the NMCI Partnership Agreement, and (iii) such NMCI Alternative Proposal did not result from a material breach of Section 5.3(a), then at the direction of the NMCI Conflicts Committee, NMCI may, subject to clauses (x) and (y) below, (A) furnish information, including confidential information, with respect to NMCI and its Subsidiaries to the Person making such NMCI Alternative Proposal and (B) participate in discussions or negotiations regarding such NMCI Alternative Proposal; provided that (x) NMCI will not, and will cause its Representatives not to, disclose any non-public information to such Person unless NMCI has, or first enters into, a customary confidentiality agreement with such Person and (y) NMCI will provide to Parent non-public information about NMCI or its Subsidiaries that was not previously provided or made available to Parent prior to or substantially concurrently with providing or making available such non-public information to such other Person.
(c) In addition to the other obligations of NMCI set forth in this Section 5.3, NMCI shall promptly advise Parent, orally and in writing, and in no event later than 36 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, NMCI in respect of any NMCI Alternative Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and NMCI shall promptly provide Parent with copies of any additional material written materials received by NMCI or that NMCI has delivered to any third party making an NMCI Alternative Proposal that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(d) Notwithstanding any other provision of this Agreement, at any time prior to obtaining the NMCI Unitholders Approval, the NMCI Board (at the direction of the NMCI Conflicts Committee) and the NMCI Conflicts Committee may terminate this Agreement to enter into a definitive agreement for an NMCI Alternative Proposal pursuant to Section 7.3(b) or effect an NMCI Adverse Recommendation Change in response to an NMCI Alternative Proposal or an NMCI Changed Circumstance if the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee, after consultation by the NMCI Conflicts Committee with the NMCI Conflicts Committee’s outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its duties under applicable Law, as modified by the NMCI Partnership Agreement, and:
(i) if the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee intends to terminate this Agreement to enter into a definitive agreement for an NMCI Alternative  Proposal pursuant to Section 7.3(b) or effect an NMCI Adverse Recommendation Change in response to an NMCI Alternative Proposal:
(A) such NMCI Alternative Proposal is bona fide, in writing and has not been withdrawn or abandoned;
(B) the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee has determined, after consultation with the NMCI Conflicts Committee’s outside legal counsel and financial advisors, that such NMCI Alternative Proposal constitutes an NMCI Superior Proposal after giving effect to all of the adjustments offered by Parent pursuant to clause (E) below;
(C) NMCI has provided prior written notice to Parent in accordance with Section 8.1 (the “NMCI Superior Proposal Notice”) of the NMCI Board’s or the NMCI Conflicts Committee’s  intention to terminate this Agreement to enter into a definitive agreement for such NMCI Superior Proposal pursuant to Section 7.3(b)  or effect an NMCI Adverse Recommendation Change with respect to such NMCI Superior Proposal, and such NMCI Superior Proposal Notice has specified the identity of the Person making such NMCI Alternative Proposal and the material terms and conditions of such NMCI Alternative Proposal, and included complete copies of any written proposal or offers (including proposed agreements) received by NMCI in connection with such NMCI Alternative Proposal;

(D) during the period that commences on the date of delivery of the NMCI Superior Proposal Notice as determined in accordance with Section 8.1 and ends at 11:59 p.m. Eastern European Standard time on the date that is the fifth calendar day following the date of such delivery (the “NMCI Superior Proposal Notice Period”), NMCI shall, at the direction of  the NMCI Conflicts Committee, (1) negotiate with Parent in good faith (to the extent Parent seeks to negotiate) to make such adjustments to the terms and conditions of this Agreement as would permit the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee not to terminate this Agreement to enter into a definitive agreement for such NMCI Superior Proposal pursuant to Section 7.3(b) or effect an NMCI Adverse Recommendation Change, as applicable; and (2) keep Parent reasonably informed with respect to the status and changes in the material terms and conditions of such NMCI Alternative Proposal or other change in circumstances related thereto; provided, however, that any material revisions to such NMCI Alternative Proposal (it being agreed that any change in the purchase price in such NMCI Alternative Proposal shall be deemed a material revision) shall require delivery of a subsequent NMCI Superior Proposal Notice and a subsequent NMCI Superior Proposal Notice Period in respect of such revised NMCI Alternative Proposal, except that such subsequent NMCI Superior Proposal Notice Period shall expire upon the later of (x) the end of the initial NMCI Superior Proposal Notice Period and (y) 11:59 p.m. Eastern European Standard time on the date that is the third calendar day following the date of the delivery of such subsequent NMCI Superior Proposal Notice; and
(E) the NMCI Conflicts Committee shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by Parent and, at the end of the NMCI Superior Proposal Notice Period, and the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee, as applicable, shall have determined in good faith that (i) such NMCI Alternative Proposal continues to constitute an NMCI Superior Proposal even if such revisions were to be given effect and (ii) failure to terminate this Agreement to enter into a definitive agreement for such NMCI Superior Proposal pursuant to Section 7.3(b) or  to effect an NMCI Adverse Recommendation Change would reasonably be likely to be inconsistent with the NMCI Board’s or the NMCI Conflicts Committee’s duties under applicable Law, as modified by the NMCI Partnership Agreement, even if such revisions were to be given effect.
(ii) if the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee intends to effect such NMCI Adverse Recommendation Change in response to an NMCI Changed Circumstance:
(A) NMCI shall provide prior written notice to Parent in accordance with Section 8.1 (the “NMCI Recommendation Change Notice”) of the NMCI Board’s or the NMCI Conflicts Committee’s intention to effect an NMCI Adverse Recommendation Change, and such NMCI Recommendation Change Notice shall specify the details of such NMCI Changed Circumstance and the reasons for the NMCI Adverse Recommendation Change;
(B) during the period that commences on the date of delivery of the NMCI Recommendation Change Notice as determined in accordance with Section 8.1 and ends at 11:59 p.m. Eastern European Standard time on the date that is the fifth calendar day following the date of such delivery (the “NMCI Recommendation Change Notice Period”), at the direction of  the NMCI Conflicts Committee, NMCI shall (i) negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would permit the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee, as applicable, not to effect an NMCI Adverse Recommendation Change; and (ii) keep Parent reasonably informed of any change in circumstances related thereto; and

(C) the NMCI Conflicts Committee shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by Parent and, at the end of the NMCI Adverse Recommendation Change Notice Period, the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee, as applicable, shall have determined in good faith that the failure to effect an NMCI Adverse Recommendation Change would be inconsistent with its duties under applicable Law, as modified by the NMCI Partnership Agreement, even if such revisions were to be given effect.
SECTION 5.4   Commercially Reasonable Efforts; Further Assurances. From and after the Execution Date, upon the terms and subject to the conditions hereof, each of the parties hereto shall use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable and (ii) defend any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, including the Merger. Without limiting the foregoing but subject to the other terms of this Agreement, the parties hereto agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver, or cause to be executed and delivered, such instruments of assignment, transfer, conveyance, endorsement, direction or authorization as may be necessary to consummate and make effective the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Agreement will require any party hereto to hold separate or make any divestiture not expressly contemplated herein of any asset or otherwise agree to any restriction on its operations or other condition in order to obtain any consent or approval or other clearance required by this Agreement.
SECTION 5.5   Public Announcement. On the Execution Date, Parent and NMCI shall issue a joint press release with respect to the execution of this Agreement and the Merger, which press release shall be reasonably satisfactory to Parent, NMCI and the NMCI Conflicts Committee. From and after the Execution Date, neither NMCI nor Parent shall issue any other press release or make any other public announcement concerning this Agreement or the transactions contemplated by this Agreement (to the extent not previously issued or made in accordance with this Agreement) (other than public announcements at industry road shows and conferences or as may be required by applicable Law or by obligations pursuant to any listing agreement with the NYSE or the NASDAQ, as applicable, in which event the party making the public announcement or press release shall, to the extent practicable, notify Parent and NMCI in advance of such public announcement or press release) without the prior approval of the other, which approval shall not be unreasonably withheld, delayed or conditioned.

SECTION 5.6   Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, including legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses, shall be paid by the party hereto incurring such expenses, (i) except as otherwise set forth in Section 7.5 and (ii) except that Parent and NMCI shall each pay for one-half of (a) any filing fees with respect to the Registration Statement and (b) the costs of filing, printing and mailing of the NMCI Proxy Statement.
SECTION 5.7   Regulatory Issues. NMCI and Parent shall cooperate fully with respect to any filing, submission or communication with a Governmental Entity having jurisdiction over the Merger. Such cooperation shall include each of the parties hereto: (i) providing, in the case of oral communications with a Governmental Entity, advance notice of any such communication and, to the extent permitted by applicable Law, an opportunity for the other party to participate; (ii) providing, in the case of written communications, an opportunity for the other party to comment on any such communication and provide the other with a final copy of all such communications; and (iii) complying promptly with any request for information from a Governmental Entity (including an additional request for information and documentary material). All cooperation shall be conducted in such a manner so as to preserve all applicable privileges.
SECTION 5.8   Tax Opinion.
(a) Parent and NMCI shall cooperate with each other in obtaining, and shall use their respective reasonable efforts to obtain, a tax opinion from Fried, Frank, Harris, Shriver & Jacobson LLP (“Parent Tax Counsel”) to NMCI, dated as of the Closing Date, in form and substance reasonably satisfactory to NMCI (and any similar opinion to be attached as an exhibit to the Registration Statement), substantially to the effect that for U.S. federal income tax purposes the Merger should be treated as a “reorganization” within the meaning of Section 368(a) of the Code and Parent should be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that is a U.S. person and that holds 5% or more of Parent (within the meaning of Treasury Regulation Section 1.367(a)-3(b)(1)(i)) immediately following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)‑8(c)) (the “Merger Tax Opinion”). Each of Parent and NMCI shall use its reasonable efforts to deliver to Parent Tax Counsel for purposes of the Merger Tax Opinion a “Tax Representation Letter,” dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC), signed by an officer of Parent or NMCI, as applicable, and containing representations of Parent or NMCI, as applicable, in each case, as shall be reasonably necessary or appropriate to enable Parent Tax Counsel to render the Merger Tax Opinion.
(b) Parent and NMCI shall cooperate, including by making structural changes that are not reasonably expected to impede or materially delay consummation of the Merger,  with each other and shall use their reasonable efforts to obtain the Intended Tax Treatment. Each of Parent and NMCI shall not, and shall cause each of its Subsidiaries not to, take any action that is reasonably likely to, or fail to take any action which failure is reasonably likely to, prevent or impede the Intended Tax Treatment. Without limiting the generality of the foregoing, Parent and NMCI agree that (i) at the request of NMCI or (ii) if Parent so elects, in each case, provided that such request or election would not reasonably be expected to impede or materially delay consummation of the Merger or adversely affect Parent, NMCI or any of their respective Subsidiaries, Parent shall cause the Surviving Entity, immediately after the Effective Time and as part of the plan of reorganization, to merge with and into a newly organized limited liability company or limited partnership, in each case, that is treated as an entity disregarded as separate from Parent (“Newco”), with Newco as the surviving entity.

 SECTION 5.9    D&O Insurance.
(a) For a period of six years after the Effective Time, to the fullest extent permitted under applicable Law, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, (i) indemnify and hold harmless against any reasonable costs or expenses (including reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Proceeding arising from acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), including any Proceeding relating to a claim for indemnification or advancement brought by an NMCI D&O Indemnified Party), judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with any actual or threatened Proceeding arising from acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), and, upon receipt by the Surviving Entity of an undertaking by or on behalf of the NMCI D&O Indemnified Party to repay such amount if it shall be determined in a final and non-appealable judgment entered by a court of competent jurisdiction that the NMCI D&O Indemnified Party is not entitled to be indemnified, provide advancement of expenses with respect to each of the foregoing to, all NMCI D&O Indemnified Parties and (ii) honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) now existing in favor of the NMCI D&O Indemnified Parties as provided in the Governing Documents of any NMCI Group Entity, under applicable the Law of the Republic of the Marshall Islands or otherwise, and shall ensure that the Governing Documents of NMCI (or their successor entities) shall, for a period of six years following the Effective Time, contain provisions substantially no less advantageous with respect to indemnification, advancement of expenses, elimination of liability and exculpation of their present and former directors and officers, than are set forth in the Governing Documents of NMCI as of the Execution Date. Any right of an NMCI D&O Indemnified Party pursuant to this Section 5.9(a) shall not be amended, repealed, terminated or otherwise modified at any time in a manner that would adversely affect the rights of such NMCI D&O Indemnified Party as provided herein, and shall be enforceable by such NMCI D&O Indemnified Party and their respective heirs and Representatives against Parent, the Surviving Entity and their respective successors and assigns.

(b) For a period of six years after the Effective Time, the Surviving Entity shall, Parent shall cause the Surviving Entity to, maintain officers’ and directors’ liability insurance with a nationally reputable carrier covering each NMCI D&O Indemnified Party who is or at any time prior to the Effective Time was covered by the existing officers’ and directors’ liability insurance applicable to the NMCI Group Entities (“D&O Insurance”), on terms substantially no less advantageous to the NMCI D&O Indemnified Parties, as applicable, than such existing insurance with respect to acts or omissions, or alleged acts or omissions, at or prior to the Effective Time (whether claims, actions or other Proceedings relating thereto are commenced, asserted or claimed before or after the Effective Time); provided, however, that the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance for the NMCI D&O Indemnified Parties in excess of 300% of the current annual premium currently paid by the NMCI Group Entities for such insurance, but shall purchase as much of such coverage as possible for such applicable amount. Parent shall have the right to cause such coverage to be extended under the applicable D&O Insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous to the NMCI D&O Indemnified Parties than the existing D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 5.9.
(c) The provisions of this Section 5.9 shall survive the consummation of the Merger and the other transactions contemplated by this Agreement for a period of six years and expressly are intended to benefit each of the NMCI D&O Indemnified Parties; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 5.9 are asserted or made within such six-year period, all rights to indemnification and advancement in respect of any such claim or claims shall continue until disposition of all such claims. The rights of any NMCI D&O Indemnified Party under this Section 5.9 shall be in addition to any other rights such NMCI D&O Indemnified Party may have under the Governing Documents of any NMCI Group Entity or applicable Law.
(d) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Parent shall cause proper provision to be made so that its successors and assigns, as the case may be, shall assume the obligations set forth in this Section 5.9.
SECTION 5.10   Litigation. NMCI shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against NMCI, the members of the NMCI Board and/or the NMCI General Partner, in each case, relating to the Merger, this Agreement or any of the transactions contemplated by this Agreement, provided that NMCI shall not be required to provide information if doing so would be reasonably expected to threaten the loss of any attorney-client privilege or other applicable legal privilege or protective doctrine; provided, further, that NMCI shall not settle any such litigation without the written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).
SECTION 5.11   Conflicts Committee. Prior to the Effective Time, none of the NMCI Group Entities shall, without the consent of the NMCI Conflicts Committee, eliminate the NMCI Conflicts Committee, or revoke or diminish the authority of the NMCI Conflicts Committee, or remove or cause the removal of any director of the NMCI Board that is a member of the NMCI Conflicts Committee either as a member of such board or such committee without the affirmative vote of the members of the NMCI Board, including the affirmative vote of each of the other members of the NMCI Conflicts Committee. For the avoidance of doubt, this Section 5.11 shall not apply to the filling in accordance with the provisions of the applicable Governing Documents of any vacancies caused by the death, incapacity or resignation of any director.

SECTION 5.12   Stock Exchange Listing; Delisting and Deregistration. Parent shall use its reasonable best efforts to cause the Parent Common Units to be issued in the Merger to be approved for listing on the NYSE (subject, if applicable, to notice of issuance).  NMCI will cooperate and use its reasonable best efforts to cause the delisting of NMCI Common Units from the NASDAQ and the deregistration of such securities under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.
SECTION 5.13   Performance by the NMCI General Partner.  NMCI General Partner shall cause  NMCI and its Subsidiaries to comply with the provisions of this Agreement. Notwithstanding the foregoing, it is understood and agreed that actions or inactions by NMCI or its Subsidiaries  shall not be deemed to be breaches or violations or failures to perform by NMCI General Partner  of any of the provisions of this Agreement unless such action or inaction was or was not taken, in either case, at the direction of NMCI General Partner. In no event shall NMCI have any liability for, or be deemed to breach, violate or fail to perform any of the provisions of this Agreement by reason of, any action taken or omitted to be taken by NMCI, any of its  Subsidiaries or any of their respective Representatives at the direction of NMCI General Partner or any of its Representatives.
ARTICLE VI.
CONDITIONS TO CLOSING
SECTION 6.1   Conditions to Each Party’s Obligations. The obligation of the parties hereto to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived (to the extent legally permissible) in writing, in whole or in part, as to a party by such other parties:
(a) NMCI Unitholders Approval. The NMCI Unitholders Approval shall have been obtained in accordance with applicable Law and the NMCI Partnership Agreement.
(b) Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC.
(c) NYSE Listing. The Parent Common Units to be issued in the Merger shall have been approved for listing on the NYSE subject to official notice of issuance.
(d) No Governmental Restraint. No order, decree or injunction of any Governmental Entity shall be in effect, and no Laws shall have been enacted or adopted, that enjoin, prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement.

SECTION 6.2   Conditions to the Parent Parties’ Obligations. The obligation of the Parent Parties to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Parent Parties (in their sole discretion):
(a) Representations and Warranties; Performance. (i) The representations and warranties of NMCI set forth in (x) Section 3.1(a), Section 3.2, and Section 3.4(a) shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (y) Article III (other than Section 3.1(a), Section 3.2, Section 3.4(a) and Section 3.8) shall be true and correct (without regard to any materiality, “NMCI Material Adverse Effect” and similar qualifiers therein) as of the Closing, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in an NMCI Material Adverse Effect, (ii) the representation and warranty set forth in Section 3.8 shall be true and correct as of the Closing Date as if made on the date thereof, and (iii) NMCI shall have performed or complied with all agreements and covenants required to be performed by it hereunder prior to the Closing Date that have materiality, “NMCI Material Adverse Effect” or similar qualifiers, and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it hereunder prior to the Closing Date that are not so qualified.
(b) Parent shall have received a certificate, dated as of the Closing Date, of an executive officer of NMCI certifying to the matters set forth in Section 6.2(a).
SECTION 6.3   Conditions to NMCI’s Obligations. The obligation of NMCI to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by NMCI (in its sole discretion):
(a) Representations and Warranties; Performance. (i) The representations and warranties of the Parent Parties set forth in (x) Section 4.1(a), Section 4.2 (other than the third sentence thereof), and Section 4.4(a) shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (y) the third sentence of Section 4.2 shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date and (z) Article IV (other than Section 4.1(a), Section 4.2, Section 4.4(a) and Section 4.8) shall be true and correct (without regard to any materiality, “Parent Material Adverse Effect” and similar qualifiers therein) as of the Closing, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Parent Material Adverse Effect, (ii) the representation and warranty set forth in Section 4.8 shall be true and correct as of the Closing Date as if made on the date thereof, and (iii) each of the Parent Parties shall have performed or complied with all agreements and covenants required to be performed by it hereunder prior to the Closing Date that have materiality, “Parent Material Adverse Effect” or similar qualifiers, and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it hereunder prior to the Closing Date that are not so qualified.

(b) NMCI shall have received a certificate, dated as of the Closing Date, of an executive officer of Parent certifying to the matters set forth in Section 6.3(a).
SECTION 6.4   Frustration of Conditions. None of parties to this Agreement may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or such party’s failure to observe in any material respect any of its obligations under this Agreement.
ARTICLE VII.
TERMINATION
SECTION 7.1   Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of the parties hereto duly authorized by Parent Board, on behalf of Parent, and by the NMCI Conflicts Committee, on behalf of NMCI.
SECTION 7.2   Termination by NMCI or Parent. At any time prior to the Effective Time, this Agreement may be terminated by NMCI or Parent if:
(a) the Effective Time shall not have occurred on or before August 31, 2021 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to Parent if the Parent Parties fail to perform or observe in any material respect or to NMCI if it fails to perform or observe in any material respect any of their respective obligations under this Agreement in any manner that shall have been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date;
(b) a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action (including the enactment of any statute, rule, regulation, decree or executive order) shall have become final and non-appealable; provided, however, that the Person seeking to terminate this Agreement pursuant to this Section 7.2(b) shall have complied with Section 5.3, Section 5.4 and Section 5.7; or
(c) the NMCI Unitholders Meeting shall have concluded, a vote shall have been taken with respect to the NMCI Unitholders Approval and the NMCI Unitholders Approval shall not have been obtained.
SECTION 7.3   Termination by NMCI. This Agreement may be terminated by NMCI (which termination may be effected by the NMCI Conflicts Committee without the consent, authorization or approval of the NMCI Board) at any time (a) prior to the Effective Time if the Parent Parties shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Parent Parties set forth in this Agreement shall fail to be true), which breach or failure (i) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) (with or without the passage of time) and (ii) is incapable of being cured, or is not cured, by the Parent Parties prior to the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 7.3 shall not be available to NMCI if, at such time, the condition set forth in Section 6.2(a) cannot be satisfied (with or without the passage of time); or (b) prior to the receipt of the NMCI Unitholders Approval, in order to enter into (concurrently with such termination)  a definitive agreement for an NMCI Superior Proposal in accordance with Section 5.3 provided that NMCI simultaneously pays the Termination Fee to Parent pursuant to Section 7.5(a)(iv).

SECTION 7.4   Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time (a) if  NMCI shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of NMCI set forth in this Agreement shall fail to be true), which breach or failure (i) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) (with or without the passage of time) and (ii) is incapable of being cured, or is not cured, by NMCI prior to the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 7.4(a) shall not be available to Parent if, at such time, the condition set forth in Section 6.3(a) cannot be satisfied (with or without the passage of time); or (b) prior to receipt of the NMCI Unitholders Approval, if an NMCI Adverse Recommendation Change shall have occurred.
SECTION 7.5   Termination Fee; Expenses.
(a) In the event this Agreement is terminated (i) (x) by NMCI or Parent pursuant to Section 7.2(c) and (y) (1) after the date of this Agreement, an NMCI Alternative Proposal is publicly proposed or announced or made known to the NMCI Conflicts Committee and such NMCI Alternative Proposal is not withdrawn prior to the NMCI Unitholders Meeting, and (2) within twelve months after such termination NMCI enters into a definitive agreement to consummate, or consummates, an NMCI Alternative Proposal, (ii) by NMCI or Parent pursuant to Section 7.2(c) in a case where an NMCI Adverse Recommendation Change  has occurred, (iii) by Parent pursuant to Section 7.4(b),  or (iv) by NMCI pursuant to Section 7.3(b), then NMCI shall pay to Parent (or its designated Affiliate) by wire transfer of immediately available funds to an account designated by Parent a termination fee equal to $3,705,000, less any Parent Expenses previously paid by NMCI pursuant to this Section 7.5 (the “NMCI Termination Fee”).  NMCI shall pay to Parent the NMCI Termination Fee within three Business Days after the date of termination in the case of clauses (ii) or (iii) above, within three Business Days after NMCI enters into a definitive agreement to consummate, or consummates, an NMCI Alternative Proposal described in clause (i)(y) above and simultaneously with termination in the case of clause (iv) above.
(b) In the event that NMCI shall fail to pay the NMCI Termination Fee required pursuant to this Section 7.5 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the prime bank rate of the Royal Bank of Scotland at such time.  In addition, if NMCI shall fail to pay the NMCI Termination Fee when due, NMCI shall also pay all of Parent’s reasonable costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee.  NMCI, Parent and Merger Sub acknowledge that the provisions of this Section 7.5 are an integral part of the transactions contemplated hereby and that, without these agreements, none of NMCI, Parent or Merger Sub would enter into this Agreement.  The parties agree that in the event that NMCI pays the NMCI Termination Fee to Parent, NMCI shall have no further liability to Parent of any kind in respect of this Agreement and the transactions contemplated hereby, and that in no event shall NMCI be required to pay the NMCI Termination Fee on more than one occasion.  Any payment of the NMCI Termination Fee shall be made in cash by wire transfer of same day funds to an account designated in writing by Parent.

(c) If this Agreement is validly terminated by (i) either party pursuant to Section 7.2(c) or (ii) Parent pursuant to Section 7.4(a), then NMCI shall promptly, but in no event later than three Business Days after receipt of an invoice (with supporting documentation) therefor from Parent, pay to Parent (or its designated Affiliate) by wire transfer of immediately available funds to an account designated by Parent an amount equal to the Parent Expenses, and such payment shall be made within five Business Days after such termination.
(d) If this Agreement is validly terminated by NMCI pursuant to Section 7.3(a), then Parent shall pay to NMCI (or its designated Affiliate) by wire transfer of immediately available funds to an account designated by NMCI an amount equal to the NMCI Expenses, and such payment shall be made within five Business Days after such termination.
(e) Each party acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub, on the one hand, and NMCI and the NMCI General Partner, on the other hand, would not enter into this Agreement.  The parties acknowledge that payment of the NMCI Termination Fee, the Parent Expenses or the NMCI Expenses, as applicable, if, as and when requires pursuant to this Section 7.5 shall constitute the sole and exclusive remedy with respect thereto, except as expressly set forth in Section 7.6.
SECTION 7.6   Effect of Certain Terminations. In the event of termination of this Agreement pursuant to Article VII, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement, except for the provisions of Section 5.5, Section 5.6, Article VII and Article VIII, shall forthwith become null and void and there shall be no liability on the part of any party to this Agreement and all rights and obligations of the parties hereto under this Agreement shall terminate, except for the provisions of Section 5.5, Section 5.6, Article VII and Article VIII shall survive such termination; except that nothing herein shall relieve any party hereto from any liability for any intentional or willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of a non-breaching party under this Agreement in the case of such intentional or willful and material breach, at law or in equity, shall be preserved.
SECTION 7.7   Survival. None of the representations, warranties, agreements, covenants or obligations in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time.
SECTION 7.8   Enforcement of this Agreement. The parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party and any such breach would cause the non‑breaching parties irreparable harm. Accordingly, the parties hereto agree that prior to the termination of this Agreement, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such party is not in material default hereunder. Subject to Section 7.5(e), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

SECTION 7.9   No Waiver Relating to Claims for Fraud/Willful Misconduct. The liability of any party under this Article VII shall be in addition to, and not exclusive of, any other liability that such party may have at law or in equity based on such party’s (a) fraudulent acts or omissions or (b) willful misconduct. None of the provisions set forth in this Agreement shall be deemed to be a waiver by or release of any party of any right or remedy that such party may have at law or equity based on any other party’s fraudulent acts or omissions or willful misconduct nor shall any such provisions limit, or be deemed to limit, (i) the amounts of recovery sought or awarded in any such claim for fraud or willful misconduct, (ii) the time period during which a claim for fraud or willful misconduct may be brought, or (iii) the recourse that any such party may seek against another party with respect to a claim for fraud or willful misconduct.
ARTICLE VIII.
MISCELLANEOUS
SECTION 8.1   Notices. Any notice, request, instruction, correspondence or other document to be given hereunder by any party to another party (each, a “Notice”) shall be in writing and delivered in person or by courier service requiring acknowledgment of receipt of delivery or mailed by U.S. registered or certified mail, postage prepaid and return receipt requested, or by facsimile or e-mail, as follows; provided that copies to be delivered below shall not be required for effective notice and shall not constitute notice:
If to NMCI, addressed to:

     85 Akti Miaouli Street
Piraeus, Greece 185 38
Attention: Vasiliki Papaefthymiou
Facsimile: +30 210 417 2070
E-mail:          vpapaefthymiou@navios.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Attention:  Ryan J. Maierson
 Nick S. Dhesi
E-mail:            ryan.maierson@lw.com
 nick.dhesi@lw.com

If to any of the Parent Parties, addressed to:

85 Akti Miaouli Street
Piraeus, Greece 185 38
Attention: Vasiliki Papaefthymiou
Facsimile: +30 210 417 2070
E-mail:     vpapaefthymiou@navios.com

with a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention:  Philip Richter; Warren S. de Wied
E-mail:        philip.richter@friedfrank.com; warren.dewied@friedfrank.com

Notice given by personal delivery, courier service or mail shall be effective upon actual receipt. Notice given by facsimile or e-mail shall be effective upon written confirmation of receipt by facsimile, e-mail or otherwise. Any party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.
SECTION 8.2   Governing Law; Jurisdiction; Waiver of Jury Trial. To the maximum extent permitted by applicable Law, this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement shall be governed and construed in accordance the Laws of the Marshall Islands, without regard to principles of conflicts of law. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in a court of competent jurisdiction of the Marshall Islands, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER IN CONTRACT OR TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.3   Entire Agreement; Amendments, Consents and Waivers. This Agreement and the exhibits and schedules hereto and thereto constitute the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between or among the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. Except as expressly set forth in this Agreement (including the representations and warranties set forth in Articles III and IV), (a) the parties acknowledge and agree that neither the NMCI Group Entities nor any other Person has made, and the Parent Group Entities are not relying upon, any covenant, representation or warranty, expressed or implied, as to the NMCI Group Entities or as to the accuracy or completeness of any information regarding any NMCI Group Entity furnished or made available to any Parent Group Entity, (b) the parties hereto acknowledge and agree that, except as set forth in this Agreement, neither the Parent Group Entities nor any other Person has made, and the NMCI Group Entities are not relying upon, any covenant, representation or warranty, expressed or implied, as to the Parent Group Entities or as to the accuracy or completeness of any information regarding any Parent Group Entity furnished or made available to any NMCI Group Entity, and (c) NMCI and the Parent Parties shall not have or be subject to any liability to any Parent Group Entity or any other Person or any NMCI Group Entity or any other Person, as applicable, or any other remedy in connection herewith, based upon the distribution to any Parent Group Entity or any NMCI Group Entity of, or any Parent Group Entity’s or any NMCI Group Entity’s use of or reliance on, any such information or any information, documents or material made available to the Parent Group Entities or NMCI Group Entities, as applicable, in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby. Subject to compliance with applicable Law, prior to the Closing, any provision of this Agreement may be (a) consented to or waived in writing by the party benefited by the provision or (b) amended or modified at any time by an agreement in writing by the parties hereto; provided, however, that, in addition to any other approvals required by NMCI’s constituent documents or under this Agreement, the foregoing consents, waivers, amendments or modifications in clauses (a) and (b), and any decision or determination by NMCI under this Agreement (including, for the avoidance of doubt, any decision or determination by NMCI to (x) terminate this Agreement pursuant to Section 7.2 or Section 7.3 or (y) enforce this Agreement (including pursuant to Section 7.8)), must be approved by, in the case of consents, waivers, amendments or modifications, or such decisions or determinations, by the NMCI Conflicts Committee. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the parties hereto. The failure of a party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided. Notwithstanding anything in this Agreement to the contrary, following receipt of the NMCI Unitholders Approval, there shall be no amendment or change to the provisions of this Agreement which by applicable Laws or stock exchange rule would require further approval by the Holders of NMCI Public Units, as applicable, without such approval.
SECTION 8.4   Binding Effect; No Third-Party Beneficiaries; and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder, except (i) as provided in Section 5.9 and (ii) for the right of the Holders of NMCI Common Units to receive the Merger Consideration. No party hereto may assign, transfer, dispose of or otherwise alienate this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise). Any attempted assignment, transfer, disposition or alienation in violation of this Agreement shall be null, void and ineffective.

SECTION 8.5   Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of applicable Law, or public policy, all other conditions or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any matter materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the fullest extent possible.
SECTION 8.6   Counterparts. This Agreement may be executed in multiple counterparts each of which shall be deemed an original and all of which shall constitute one instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers or agents hereunto duly authorized, all as of the date first written above.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Efstratios Desypris
Name: Efstratios Desypris
Title: Chief Financial Officer

NMM MERGER SUB LLC

By:	NAVIOS MARITIME PARTNERS L.P., its Sole Member

By:	/s/ Efstratios Desypris
Name: Efstratios Desypris
Title: Chief Financial Officer

NAVIOS MARITIME CONTAINERS L.P.

By:	/s/ Erifili Tsironi
Name: Erifili Tsironi
Title: Chief Financial Officer

NAVIOS MARITIME CONTAINERS GP LLC

By:	ALEGRIA SHIPTRADE CO., its Sole Member

By:	/s/ Anna Kalathakis
Name: Anna Kalathakis
Title: Secretary/Director